English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2021 and 2020 and

Independent Auditors’ Review Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three months ended September 30, 2021 and 2020 and for the nine months ended September 30, 2021 and 2020, of changes in equity, and of cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of September 30, 2021 and 2020, its consolidated financial performance for the three months ended September 30, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the nine months then ended September 30, 2021 and 2020 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

November 9, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2021 (Reviewed)		December 31, 2020 (Audited)		September 30, 2020 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$853,811,966	26	$660,170,647	24	$604,195,113	23
Financial assets at fair value through profit or loss (Note 7)	33,956	-	2,259,412	-	2,526,481	-
Financial assets at fair value through other comprehensive income (Note 8)	121,935,878	4	122,448,453	5	128,608,752	5
Financial assets at amortized cost (Note 9)	-	-	6,597,992	-	7,090,162	-
Hedging financial assets (Note 10)	37,769	-	47	-	-	-
Notes and accounts receivable, net (Note 11)	186,309,080	6	145,480,272	5	161,700,332	6
Receivables from related parties (Note 30)	859,144	-	558,131	-	877,765	-
Other receivables from related parties (Note 30)	73,090	-	50,645	-	40,773	-
Inventories (Note 12)	182,233,752	5	137,353,407	5	109,509,486	4
Other financial assets (Note 31)	14,007,812	-	10,676,111	1	9,647,119	1
Other current assets	11,336,722	-	6,590,191	-	5,477,935	-

Total current assets	1,370,639,169	41	1,092,185,308	40	1,029,673,918	39

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	5,729,779	-	4,514,940	-	4,305,357	-
Financial assets at amortized cost (Note 9)	1,545,597	-	4,372,207	-	4,508,201	-
Investments accounted for using equity method (Note 13)	20,455,175	1	18,841,061	1	17,701,081	1
Property, plant and equipment (Note 14)	1,828,894,565	55	1,555,589,120	56	1,504,438,119	57
Right-of-use assets (Note 15)	32,961,097	1	27,728,382	1	20,824,081	1
Intangible assets (Note 16)	25,643,914	1	25,768,179	1	26,339,513	1
Deferred income tax assets (Note 4)	41,925,391	1	25,958,184	1	22,505,789	1
Refundable deposits	2,422,262	-	1,343,001	-	1,274,044	-
Other noncurrent assets	2,094,935	-	4,411,023	-	4,002,111	-

Total noncurrent assets	1,961,672,715	59	1,668,526,097	60	1,605,898,296	61

TOTAL	$3,332,311,884	100	$2,760,711,405	100	$2,635,572,214	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 28)	$118,844,065	4	$88,559,026	3	$155,377,630	6
Financial liabilities at fair value through profit or loss (Note 7)	1,405,470	-	94,128	-	1,445,911	-
Hedging financial liabilities (Note 10)	-	-	1,169	-	11,839	-
Accounts payable	41,733,233	1	38,987,284	1	38,909,171	1
Payables to related parties (Note 30)	2,155,628	-	2,107,718	-	1,983,175	-
Salary and bonus payable	20,422,409	1	20,071,241	1	17,511,612	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Note 27)	27,219,784	1	35,681,046	1	26,584,817	1
Payables to contractors and equipment suppliers	128,367,724	4	157,804,961	6	100,637,031	4
Cash dividends payable (Note 20)	142,617,092	4	129,651,902	5	129,651,902	5
Income tax payable (Note 4)	33,614,402	1	53,909,313	2	33,705,272	1
Long-term liabilities - current portion (Notes 19 and 28)	-	-	2,600,000	-	2,600,000	-
Accrued expenses and other current liabilities (Notes 15, 21, 28 and 30)	139,241,643	4	87,683,260	3	79,823,363	3

Total current liabilities	655,621,450	20	617,151,048	22	588,241,723	22

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 28)	459,733,448	14	254,105,084	9	227,045,434	9
Long-term bank loans (Notes 19 and 28)	3,472,190	-	1,967,611	-	982,449	-
Deferred income tax liabilities (Note 4)	2,306,909	-	1,729,941	-	1,022,263	-
Lease liabilities (Notes 15 and 28)	21,052,983	1	20,560,649	1	19,180,809	1
Net defined benefit liability (Note 4)	11,276,177	-	11,914,074	1	8,384,974	-
Guarantee deposits	641,546	-	265,599	-	167,727	-
Others (Note 21)	99,886,871	3	2,395,400	-	2,280,460	-

Total noncurrent liabilities	598,370,124	18	292,938,358	11	259,064,116	10

Total liabilities	1,253,991,574	38	910,089,406	33	847,305,839	32

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 20)	259,303,805	8	259,303,805	9	259,303,805	10
Capital surplus (Note 20)	64,746,864	2	56,347,243	2	56,339,982	2
Retained earnings (Note 20)
Appropriated as legal capital reserve	311,146,899	9	311,146,899	11	311,146,899	12
Appropriated as special capital reserve	58,594,043	2	42,259,146	2	36,757,795	1
Unappropriated earnings	1,441,532,663	43	1,235,280,036	45	1,166,071,694	44
	1,811,273,605	54	1,588,686,081	58	1,513,976,388	57
Others (Note 20)	(59,304,212)	(2)	(54,679,873)	(2)	(42,259,146)	(1)

Equity attributable to shareholders of the parent	2,076,020,062	62	1,849,657,256	67	1,787,361,029	68

NON - CONTROLLING INTERESTS	2,300,248	-	964,743	-	905,346	-

Total equity	2,078,320,310	62	1,850,621,999	67	1,788,266,375	68

TOTAL	$3,332,311,884	100	$2,760,711,405	100	$2,635,572,214	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 21, 30 and 35)	$414,670,379	100	$356,426,204	100	$1,149,225,731	100	$977,721,754	100

COST OF REVENUE (Notes 12, 27 and 30)	201,821,695	49	165,945,534	47	560,367,693	49	461,764,078	47

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	212,848,684	51	190,480,670	53	588,858,038	51	515,957,676	53

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(102,489)	-	12,826	-	(75,595)	-	(63,881)	-

GROSS PROFIT	212,746,195	51	190,493,496	53	588,782,443	51	515,893,795	53

OPERATING EXPENSES (Notes 27 and 30)
Research and development	30,866,634	7	29,683,751	8	92,496,368	8	79,545,677	8
General and administrative	8,929,793	2	9,272,555	2	23,280,651	2	22,070,021	2
Marketing	1,853,489	1	1,935,049	1	5,568,153	-	5,119,412	1

Total operating expenses	41,649,916	10	40,891,355	11	121,345,172	10	106,735,110	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 27)	(92,731)	-	445,208	-	(228,328)	-	504,839	-

INCOME FROM OPERATIONS (Note 35)	171,003,548	41	150,047,349	42	467,208,943	41	409,663,524	42

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,513,156	-	833,165	-	3,952,156	-	2,237,890	-
Interest income (Note 22)	1,356,544	-	1,897,963	1	4,246,129	-	7,365,394	1
Other income	155,818	-	117,634	-	813,088	-	461,558	-
Foreign exchange gain (loss), net (Note 33)	3,724,723	1	(3,549,939)	(1)	9,848,594	1	(394,836)	-
Finance costs (Note 23)	(1,334,063)	-	(373,164)	-	(3,240,557)	-	(1,312,873)	-
Other gains and losses, net (Note 24)	(2,568,087)	-	6,150,995	2	(4,521,250)	-	5,649,162	-

Total non-operating income and expenses	2,848,091	1	5,076,654	2	11,098,160	1	14,006,295	1

INCOME BEFORE INCOME TAX	173,851,639	42	155,124,003	44	478,307,103	42	423,669,819	43

INCOME TAX EXPENSE (Notes 4 and 25)	17,372,485	4	17,745,852	5	47,607,484	5	48,336,261	5

NET INCOME	156,479,154	38	137,378,151	39	430,699,619	37	375,333,558	38

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 20 and 25)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	264,000	-	100,021	-	1,081,336	-	78,311	-
Gain (loss) on hedging instruments	-	-	65,691	-	(41,416)	-	22,942	-
Share of other comprehensive income of associates	17,230	-	6,680	-	21,732	-	3,211	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	(231)	-	161	-	(56,076)	-	627	-

	280,999	-	172,553	-	1,005,576	-	105,091	-

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(541,643)	-	(5,473,167)	(2)	(3,636,922)	-	(17,163,363)	(2)
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	(419,794)	-	(97,724)	-	(2,209,963)	-	2,600,675	1
Share of other comprehensive loss of associates	(26,886)	-	(37,064)	-	(100,543)	-	(213,373)	-

	(988,323)	-	(5,607,955)	(2)	(5,947,428)	-	(14,776,061)	(1)

Other comprehensive loss for the period, net of income tax	(707,324)	-	(5,435,402)	(2)	(4,941,852)	-	(14,670,970)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$155,771,830	38	$131,942,749	37	$425,757,767	37	$360,662,588	37

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$156,258,287	38	$137,310,040	39	$430,307,722	37	$375,118,953	38
Non-controlling interests	220,867	-	68,111	-	391,897	-	214,605	-

	$156,479,154	38	$137,378,151	39	$430,699,619	37	$375,333,558	38

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$155,549,779	38	$131,874,689	37	$425,364,812	37	$360,447,417	37
Non-controlling interests	222,051	-	68,060	-	392,955	-	215,171	-

	$155,771,830	38	$131,942,749	37	$425,757,767	37	$360,662,588	37

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$6.03		$5.30		$16.59		$14.47
Diluted earnings per share	$6.03		$5.30		$16.59		$14.47

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee			Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$1,849,657,256	$964,743	$1,850,621,999

Appropriations of earnings
Special capital reserve	-	-	-	-	16,334,897	(16,334,897)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(207,443,043)	(207,443,043)	-	-	-	-	-	(207,443,043)	-	(207,443,043)
Total	-	-	-	-	16,334,897	(223,777,940)	(207,443,043)	-	-	-	-	-	(207,443,043)	-	(207,443,043)

Net income for the nine months ended September 30, 2021	-	-	-	-	-	430,307,722	430,307,722	-	-	-	-	-	430,307,722	391,897	430,699,619

Other comprehensive loss for the nine months ended September 30, 2021, net of income tax	-	-	-	-	-	-	-	(3,737,424)	(1,160,964)	(44,522)	-	(4,942,910)	(4,942,910)	1,058	(4,941,852)

Total comprehensive income (loss) for the nine months ended September 30, 2021	-	-	-	-	-	430,307,722	430,307,722	(3,737,424)	(1,160,964)	(44,522)	-	(4,942,910)	425,364,812	392,955	425,757,767

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(277,155)	(277,155)	-	277,155	-	-	277,155	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	41,416	-	41,416	41,416	-	41,416

Adjustments to share of changes in equities of associates	-	-	317	-	-	-	-	-	-	-	-	-	317	-	317

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	8,406,282	1,045,516	9,451,798

From share of changes in equities of subsidiaries	-	-	(6,978)	-	-	-	-	-	-	-	-	-	(6,978)	6,978	-

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(110,099)	(110,099)

Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	155	155

BALANCE, SEPTEMBER 30, 2021	25,930,380	$259,303,805	$64,746,864	$311,146,899	$58,594,043	$1,441,532,663	$1,811,273,605	$(60,739,051)	$1,437,945	$(3,106)	$-	$(59,304,212)	$2,076,020,062	$2,300,248	$2,078,320,310

BALANCE, JANUARY 1, 2020	25,930,380	$259,303,805	$56,339,709	$311,146,899	$10,675,106	$1,011,512,974	$1,333,334,979	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)	$1,621,410,124	$685,302	$1,622,095,426

Appropriations of earnings
Special capital reserve	-	-	-	-	26,082,689	(26,082,689)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(194,477,853)	(194,477,853)	-	-	-	-	-	(194,477,853)	-	(194,477,853)
Total	-	-	-	-	26,082,689	(220,560,542)	(194,477,853)	-	-	-	-	-	(194,477,853)	-	(194,477,853)

Net income for the nine months ended September 30, 2020	-	-	-	-	-	375,118,953	375,118,953	-	-	-	-	-	375,118,953	214,605	375,333,558

Other comprehensive income (loss) for the nine months ended September 30, 2020, net of income tax	-	-	-	-	-	-	-	(17,376,530)	2,682,052	22,942	-	(14,671,536)	(14,671,536)	566	(14,670,970)

Total comprehensive income (loss) for the nine months ended September 30, 2020	-	-	-	-	-	375,118,953	375,118,953	(17,376,530)	2,682,052	22,942	-	(14,671,536)	360,447,417	215,171	360,662,588

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	309	309	-	(309)	-	-	(309)	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(19,122)	-	(19,122)	(19,122)	-	(19,122)

Adjustments to share of changes in equities of associates	-	-	273	-	-	-	-	-	-	-	190	190	463	-	463

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	4,873	4,873

BALANCE, SEPTEMBER 30, 2020	25,930,380	$259,303,805	$56,339,982	$311,146,899	$36,757,795	$1,166,071,694	$1,513,976,388	$(44,247,930)	$1,988,784	$-	$-	$(42,259,146)	$1,787,361,029	$905,346	$1,788,266,375

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$478,307,103	$423,669,819
Adjustments for:
Depreciation expense	305,598,797	228,890,246
Amortization expense	6,133,442	5,272,559
Expected credit losses recognized (reversal) on investments in debt instruments	(5,246)	4,219
Finance costs	3,240,557	1,312,873
Share of profits of associates	(3,952,156)	(2,237,890)
Interest income	(4,246,129)	(7,365,394)
Share-based compensation	6,007	4,873
Loss (gain) on disposal or retirement of property, plant and equipment, net	123,673	(152,305)
Loss on disposal or retirement of intangible assets, net	1,228	599
Impairment loss on property, plant and equipment	274,388	10,159
Gain on financial instruments at fair value through profit or loss, net	-	(2,360)
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(183,349)	(1,327,251)
Unrealized gross profit on sales to associates	75,595	63,881
Gain on foreign exchange, net	(11,104,453)	(741,378)
Dividend income	(357,214)	(452,570)
Others	(414,281)	(461)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	3,497,620	(1,852,218)
Notes and accounts receivable, net	(40,828,800)	(24,302,814)
Receivables from related parties	(301,013)	(15,695)
Other receivables from related parties	(22,445)	16,779
Inventories	(44,880,345)	(26,528,290)
Other financial assets	(4,503,858)	2,432,568
Other current assets	(4,760,353)	(287,297)
Accounts payable	2,745,949	329,534
Payables to related parties	47,910	548,275
Salary and bonus payable	351,168	1,239,259
Accrued profit sharing bonus to employees and compensation to directors and supervisors	(8,461,262)	2,935,914
Accrued expenses and other current liabilities	51,695,061	13,765,279
Other noncurrent liabilities	89,862,181	-
Net defined benefit liability	(637,897)	(797,522)
Cash generated from operations	817,301,878	614,433,391
Income taxes paid	(83,340,473)	(50,897,763)

Net cash generated by operating activities	733,961,405	563,535,628

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2021	2020

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(195,441,758)	$(185,627,184)
Financial assets at amortized cost	-	(4,302,770)
Property, plant and equipment	(603,639,699)	(418,563,711)
Intangible assets	(5,677,525)	(8,704,239)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	198,739,617	191,760,590
Financial assets at amortized cost	9,368,275	-
Property, plant and equipment	213,686	405,716
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	115,627	51,045
Derecognition of hedging financial instruments	101,616	(322,035)
Interest received	4,469,674	7,966,157
Proceeds from government grants - property, plant and equipment	522,779	606,038
Proceeds from government grants - others	6,605	22,005
Other dividends received	357,214	550,076
Dividends received from investments accounted for using equity method	2,136,426	2,746,144
Increase in prepayments for leases	(1,200,000)	(2,198,000)
Refundable deposits paid	(1,563,585)	(313,291)
Refundable deposits refunded	468,477	1,100,358

Net cash used in investing activities	(591,022,571)	(414,823,101)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	37,530,131	35,775,039
Proceeds from short-term bills payable	-	7,485,303
Repayments of short-term bills payable	-	(7,500,000)
Proceeds from issuance of bonds	207,127,507	206,225,675
Repayment of bonds	(2,600,000)	(31,800,000)
Proceeds from long-term bank loans	1,510,000	1,000,000
Payments for transaction costs attributable to the issuance of bonds	(329,346)	(358,053)
Repayment of the principal portion of lease liabilities	(1,450,722)	(2,155,626)
Interest paid	(2,694,972)	(1,625,276)
Guarantee deposits received	410,439	29,973
Guarantee deposits refunded	(36,611)	(10,474)
Cash dividends	(194,477,853)	(194,477,853)
Disposal of ownership interests in subsidiaries (without losing control)	9,451,798	-
Decrease in non-controlling interests	(115,951)	-

Net cash generated in financing activities	54,324,420	12,588,708

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2021	2020

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(3,621,935)	$(12,505,458)

NET INCREASE IN CASH AND CASH EQUIVALENTS	193,641,319	148,795,777

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	660,170,647	455,399,336

CASH AND CASH EQUIVALENTS, END OF PERIOD	$853,811,966	$604,195,113

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 9, 2021.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2022

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Standards 2018 - 2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

c.	The IFRSs issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2021	December 31, 2020	September 30, 2020	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2021	December 31, 2020	September 30, 2020	Note

TSMC	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	-	-	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	73%	87%	87%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	-	-	a), e)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in technology start-up companies	Cayman Islands	-	-	97%	a), f)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in technology start-up companies	Cayman Islands	-	-	97%	a), f)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:	TSMC 3DIC is established in March 2021.

Note c:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:

TSMC Arizona is established in November 2020. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note e:	Emerging fund is established in January 2021.

Note f:	ISDF and ISDF II have completed the liquidation procedures in November 2020.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2021	December 31, 2020	September 30, 2020

Cash and deposits in banks	$847,957,032	$653,580,548	$597,060,269
Repurchase agreements	4,818,398	1,750,443	1,265,552
Government bonds	1,036,536	3,716,119	4,647,731
Commercial paper	-	1,123,537	1,221,561

	$853,811,966	$660,170,647	$604,195,113

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2021	December 31, 2020	September 30, 2020

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$33,956	$2,259,412	$2,496,103
Agency mortgage-backed securities	-	-	30,378

	$33,956	$2,259,412	$2,526,481

Financial liabilities

Held for trading
Forward exchange contracts	$1,405,470	$94,128	$1,445,911

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

September 30, 2021

Sell NT$	October 2021 to December 2021	NT$	126,403,873
Sell US$	October 2021 to November 2021	US$	1,787,551

December 31, 2020

Sell NT$	January 2021 to March 2021	NT$	144,697,981
Sell US$	January 2021 to March 2021	US$	1,176,858

September 30, 2020

Sell NT$	October 2020 to March 2021	NT$	165,325,463
Sell JPY	October 2020 to November 2020	JPY	100,765,250
Sell US$	October 2020 to December 2020	US$	838,405

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	September 30, 2021	December 31, 2020	September 30, 2020

Investments in debt instruments at FVTOCI
Corporate bonds	$58,340,908	$56,593,623	$58,950,049
Agency bonds/Agency mortgage-backed securities	33,836,903	43,977,113	48,699,955
Government bonds	22,479,749	13,459,503	11,806,156
Asset-backed securities	7,219,193	8,368,264	9,152,592
	121,876,753	122,398,503	128,608,752

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	5,729,779	4,514,940	4,305,357
Publicly traded stocks	59,125	49,950	-
	5,788,904	4,564,890	4,305,357

	$127,665,657	$126,963,393	$132,914,109

Current	$121,935,878	$122,448,453	$128,608,752
Noncurrent	5,729,779	4,514,940	4,305,357

	$127,665,657	$126,963,393	$132,914,109

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are from investments held at the end of the reporting period.

As of September 30, 2021 and 2020, the cumulative loss allowance for expected credit loss of NT$32,764 thousand and NT$$33,932 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 29 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	September 30, 2021	December 31, 2020	September 30, 2020

Corporate bonds	$1,546,856	$10,977,298	$11,605,781
Less: Allowance for impairment loss	(1,259)	(7,099)	(7,418)

	$1,545,597	$10,970,199	$11,598,363

Current	$-	$6,597,992	$7,090,162
Noncurrent	1,545,597	4,372,207	4,508,201

	$1,545,597	$10,970,199	$11,598,363

Refer to Note 29 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	September 30, 2021	December 31, 2020	September 30, 2020

Financial assets - current

Fair value hedges
Interest rate futures contracts	$37,769	$47	$-

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$1,169	$11,839

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

September 30, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	85,200	December 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$6,295,906	$(37,769)

December 31, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	88,700	March 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$6,198,683	$1,122

September 30, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	113,900	December 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$7,748,163	$11,839

The effect for the nine months ended September 30, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2021	2020

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$140,575	$(377,392)
Hedged Items
Financial assets at FVTOCI	(140,575)	377,392

	$-	$-

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the nine months ended September 30, 2021 and 2020, refer to Note 20(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The effect for the nine months ended September 30, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2021	2020

Hedging Instruments
Forward exchange contracts	$(41,416)	$22,942

Hedged Items
Forecast transaction (capital expenditures)	$41,416	$(22,942)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2021	December 31, 2020	September 30, 2020

At amortized cost
Notes and accounts receivable	$183,139,013	$142,771,597	$157,937,980
Less: Loss allowance	(322,950)	(246,626)	(371,352)
	182,816,063	142,524,971	157,566,628
At FVTOCI	3,493,017	2,955,301	4,133,704

	$186,309,080	$145,480,272	$161,700,332

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	September 30, 2021	December 31, 2020	September 30, 2020

Not past due	$183,113,259	$140,933,622	$152,869,171
Past due
Past due within 30 days	3,472,387	4,784,425	9,198,369
Past due 31-60 days	46,228	8,708	1,736
Past due 61-120 days	156	48	2,310
Past due over 121 days	-	95	98
Less: Loss allowance	(322,950)	(246,626)	(371,352)

	$186,309,080	$145,480,272	$161,700,332

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Nine Months Ended September 30
	2021	2020

Balance, beginning of period	$246,626	$325,325
Provision	76,332	46,206
Effect of exchange rate changes	(8)	(179)

Balance, end of period	$322,950	$371,352

For the nine months ended September 30, 2021 and 2020, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.INVENTORIES

	September 30, 2021	December 31, 2020	September 30, 2020

Finished goods	$19,823,464	$21,705,625	$13,620,691
Work in process	139,395,844	91,672,870	72,578,922
Raw materials	12,206,876	14,715,963	14,790,043
Supplies and spare parts	10,807,568	9,258,949	8,519,830

	$182,233,752	$137,353,407	$109,509,486

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Inventory losses (reversal of write-down of inventories)	$(578,018)	$2,182,303	$(1,524,065)	$2,455,986

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2021	December 31, 2020	September 30, 2020	September 30, 2021	December 31, 2020	September 30, 2020

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$9,623,603	$9,029,890	$8,599,651	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	6,604,176	5,900,245	5,788,458	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,860,422	2,554,123	2,214,499	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,343,198	1,328,620	1,069,317	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	23,776	28,183	29,156	28%	28%	28%

			$20,455,175	$18,841,061	$17,701,081

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2021	December 31, 2020	September 30, 2020

VIS	$70,329,859	$53,849,925	$44,611,878
GUC	$23,390,617	$15,827,184	$12,138,843

Xintec	$14,188,445	$20,420,233	$13,019,985

14.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2021	December 31, 2020	September 30, 2020

Assets used by the Company	$1,828,889,640	$1,554,585,938	$1,504,410,142
Assets subject to operating leases	4,925	1,003,182	27,977

	$1,828,894,565	$1,555,589,120	$1,504,438,119

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2021	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839
Additions	2,587,183	46,613,697	318,204,846	5,597,208	204,674,844	577,677,778
Disposals or retirements	-	(31,702)	(11,832,893)	(145,438)	-	(12,010,033)
Transfers from assets subject to operating leases	-	35,478	1,443,590	-	-	1,479,068
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)
Effect of exchange rate changes	(19,085)	44,863	614,474	(17,070)	(192,162)	431,020

Balance at September 30, 2021	$6,510,723	$569,109,810	$3,915,191,170	$74,297,348	$428,448,042	$4,993,557,093

Accumulated depreciation and impairment

Balance at January 1, 2021	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901
Additions	998	25,530,181	271,954,105	6,091,281	-	303,576,565
Disposals or retirements	-	(27,770)	(11,458,210)	(144,616)	-	(11,630,596)
Transfers from assets subject to operating leases	-	15,066	436,816	-	-	451,882
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388
Effect of exchange rate changes	(4,201)	(2,726)	447,113	(14,594)	-	425,592

Balance at September 30, 2021	$502,926	$297,314,222	$2,817,115,902	$49,734,403	$-	$3,164,667,453

Carrying amounts at January 1, 2021	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938
Carrying amounts at September 30, 2021	$6,007,797	$271,795,588	$1,098,075,268	$24,562,945	$428,448,042	$1,828,889,640

Cost

Balance at January 1, 2020	$3,991,798	$438,075,063	$2,886,622,968	$54,611,364	$528,295,086	$3,911,596,279
Additions (deductions)	-	77,864,221	660,847,245	11,947,069	(371,053,563)	379,604,972
Disposals or retirements	-	(40,840)	(4,575,584)	(377,899)	-	(4,994,323)
Transfers from assets subject to operating leases	-	23,142	-	-	-	23,142
Effect of exchange rate changes	(26,732)	(598,690)	(1,999,085)	(100,526)	(87,627)	(2,812,660)

Balance at September 30, 2020	$3,965,066	$515,322,896	$3,540,895,544	$66,080,008	$157,153,896	$4,283,417,410

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2020	$538,690	$243,059,390	$2,278,265,943	$37,418,395	$-	$2,559,282,418
Additions	1,140	21,082,267	200,520,703	5,135,311	-	226,739,421
Disposals or retirements	-	(27,084)	(4,355,884)	(376,173)	-	(4,759,141)
Transfers from assets subject to operating leases	-	8,215	-	-	-	8,215
Impairment	-	-	10,159	-	-	10,159
Effect of exchange rate changes	(18,499)	(405,913)	(1,777,880)	(71,512)	-	(2,273,804)

Balance at September 30, 2020	$521,331	$263,716,875	$2,472,663,041	$42,106,021	$-	$2,779,007,268

Carrying amounts at January 1, 2020	$3,453,108	$195,015,673	$608,357,025	$17,192,969	$528,295,086	$1,352,313,861
Carrying amounts at September 30, 2020	$3,443,735	$251,606,021	$1,068,232,503	$23,973,987	$157,153,896	$1,504,410,142

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2021, the Company recognized an impairment loss of NT$274,388 thousand for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2021	$227,529	$1,199,011	$1,426,540
Transfers to assets used by the Company	(35,478)	(1,443,590)	(1,479,068)
Transfers from assets used by the Company	-	244,579	244,579

Balance at September 30, 2021	$192,051	$-	$192,051

Accumulated depreciation

Balance at January 1, 2021	$201,366	$221,992	$423,358
Additions	826	146,545	147,371
Transfers to assets used by the Company	(15,066)	(436,816)	(451,882)
Transfers from assets used by the Company	-	68,279	68,279

Balance at September 30, 2021	$187,126	$-	$187,126

Carrying amounts at January 1, 2021	$26,163	$977,019	$1,003,182
Carrying amounts at September 30, 2021	$4,925	$-	$4,925

(Continued)

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2020	$562,610	$-	$562,610
Disposals or retirements	(311,939)	-	(311,939)
Transfers to assets used by the Company	(23,142)	-	(23,142)

Balance at September 30, 2020	$227,529	$-	$227,529

Accumulated depreciation

Balance at January 1, 2020	$499,066	$-	$499,066
Additions	14,467	-	14,467
Disposals or retirements	(305,766)	-	(305,766)
Transfers to assets used by the Company	(8,215)	-	(8,215)

Balance at September 30, 2020	$199,552	$-	$199,552

Carrying amounts at January 1, 2020	$63,544	$-	$63,544
Carrying amounts at September 30, 2020	$27,977	$-	$27,977

(Concluded)

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	September 30, 2021	December 31, 2020	September 30, 2020

Year 1	$18,437	$149,120	$17,307
Year 2	4,248	16,992	16,992
Year 3	-	-	4,248

	$22,685	$166,112	$38,547

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets
	September 30, 2021	December 31, 2020	September 30, 2020

Carrying amounts

Land	$30,082,601	$25,141,908	$18,193,595
Buildings	2,843,518	2,544,742	2,588,685
Machinery and equipment	3,701	-	-
Office equipment	31,277	41,732	41,801

	$32,961,097	$27,728,382	$20,824,081

	Nine Months Ended September 30
	2021	2020

Additions to right-of-use assets	$7,246,575	$5,982,843

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Depreciation of right-of-use assets
Land	$461,356	$312,218	$1,360,772	$918,057
Buildings	186,874	146,343	497,503	424,510
Machinery and equipment	202	193,952	337	775,809
Office equipment	5,371	5,753	16,249	17,982

	$653,803	$658,266	$1,874,861	$2,136,358

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$20,574	$19,969	$61,248	$57,892

b.	Lease liabilities

	September 30, 2021	December 31, 2020	September 30, 2020

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,075,629	$1,828,025	$1,720,886
Noncurrent portion	21,052,983	20,560,649	19,180,809

	$23,128,612	$22,388,674	$20,901,695

Ranges of discount rates for lease liabilities are as follows:

	September 30, 2021	December 31, 2020	September 30, 2020

Land	0.39%-2.14%	0.48%-2.14%	0.48%-2.14%
Buildings	0.39%-3.88%	0.54%-3.88%	0.54%-3.88%
Machinery and equipment	0.71%	-	-
Office equipment	0.28%-3.88%	0.28%-3.88%	0.35%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	September 30, 2021	December 31, 2020	September 30, 2020

Year 1	$57,855	$144,099	$56,473

e.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Expenses relating to short-term leases	$1,295,891	$636,919	$3,884,773	$2,391,757
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$32,262	$36,751	$133,279	$133,905

	Nine Months Ended September 30
	2021	2020

Total cash outflow for leases	$5,495,274	$5,069,674

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2021	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982
Additions	-	1,350,950	4,599,668	90,702	6,041,320
Disposals or retirements	-	-	(21,134)	-	(21,134)
Effect of exchange rate changes	(31,638)	(326)	1,420	140	(30,404)

Balance at September 30, 2021	$5,404,964	$23,512,336	$40,818,921	$11,368,543	$81,104,764

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803
Additions	-	2,004,389	3,226,688	902,365	6,133,442
Disposals or retirements	-	-	(19,906)	-	(19,906)
Effect of exchange rate changes	-	(326)	733	104	511

Balance at September 30, 2021	$-	$14,230,129	$33,319,274	$7,911,447	$55,460,850

Carrying amounts at January 1, 2021	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179
Carrying amounts at September 30, 2021	$5,404,964	$9,282,207	$7,499,647	$3,457,096	$25,643,914

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2020	$5,693,376	$15,854,951	$33,024,010	$8,302,996	$62,875,333
Additions	-	6,263,480	1,863,640	2,974,885	11,102,005
Disposals or retirements	-	-	(60,467)	-	(60,467)
Effect of exchange rate changes	(139,589)	(3,120)	(5,930)	(485)	(149,124)

Balance at September 30, 2020	$5,553,787	$22,115,311	$34,821,253	$11,277,396	$73,767,747

Accumulated amortization and impairment

Balance at January 1, 2020	$-	$9,823,770	$26,502,067	$5,896,468	$42,222,305
Additions	-	1,710,904	2,760,196	801,459	5,272,559
Disposals or retirements	-	-	(59,868)	-	(59,868)
Effect of exchange rate changes	-	(3,120)	(3,308)	(334)	(6,762)

Balance at September 30, 2020	$-	$11,531,554	$29,199,087	$6,697,593	$47,428,234

Carrying amounts at January 1, 2020	$5,693,376	$6,031,181	$6,521,943	$2,406,528	$20,653,028
Carrying amounts at September 30, 2020	$5,553,787	$10,583,757	$5,622,166	$4,579,803	$26,339,513

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2020 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS

	September 30, 2021	December 31, 2020	September 30, 2020

Unsecured loans
Amount	$118,844,065	$88,559,026	$155,377,630

Loan content
US$ (in thousands)	$-	$200,000	$1,225,000
EUR (in thousands)	3,496,802	2,398,000	3,526,000
JPY (in thousands)	21,500,000	-	-
Annual interest rate	(0.25)%-0.15%	(0.54)%-0.33%	(0.11)%-0.46%
Maturity date	Due by March 2022	Due by February 2021	Due by February 2021

18.	BONDS PAYABLE

	September 30, 2021	December 31, 2020	September 30, 2020

Domestic unsecured bonds	$279,828,000	$173,197,000	$143,560,000
Overseas unsecured bonds	181,116,000	84,291,000	86,880,000
Less: Discounts on bonds payable	(1,210,552)	(782,916)	(794,566)
Less: Current portion	-	(2,600,000)	(2,600,000)

	$459,733,448	$254,105,084	$227,045,434

The Company issued domestic unsecured bonds for the nine months ended September 30, 2021, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

110-1	A	March 2021 to March 2026	$4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900,000	0.52%	The same as above
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000,000	0.485%	The same as above
	B	August 2021 to August 2026	8,000,000	0.50%	The same as above
	C	August 2021 to August 2028	5,400,000	0.55%	The same as above
	D	August 2021 to August 2031	4,200,000	0.62%	The same as above

Issuance	Tranche	Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

110-5	-	September 2021 to September 2051	US$	1,000,000	3.10%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above

19.	LONG-TERM BANK LOANS

	September 30, 2021	December 31, 2020	September 30, 2020

Unsecured loans	$3,510,000	$2,000,000	$1,000,000
Less: Discounts on government grants	(37,810)	(32,389)	(17,551)

	$3,472,190	$1,967,611	$982,449

Loan content
Annual interest rate	0.4%-0.9%	0.4%	0.4%
Maturity date	Due by September 2026	Due by September 2025	Due by September 2025

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.	EQUITY

a.	Capital stock

	September 30, 2021	December 31, 2020	September 30, 2020

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2021, 1,064,288 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,321,441 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2021	December 31, 2020	September 30, 2020

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	-	-
From share of changes in equities of subsidiaries	114,865	121,843	121,843
From share of changes in equities of associates	302,843	302,526	302,507
Donations	40,578	40,578	33,336

	$64,746,864	$56,347,243	$56,339,982

Under the relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2021, 2020 and 2019 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021
Board of Directors in its	November 9,	August 10,	June 9,
meeting	2021	2021	2021

Special capital reserve	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2019	of 2019	of 2019	of 2019
Board of Directors in its meeting	February 11, 2020	November 12, 2019	August 13, 2019	June 5, 2019

Special capital reserve	$16,893,073	$3,289,166	$(3,338,190)	$(4,723,939)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$51,860,761
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.0

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	(3,636,881)	-	-	-	(3,636,881)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,080,237	-	-	1,080,237
Debt instruments	-	(2,027,175)	-	-	(2,027,175)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	277,155	-	-	277,155
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(183,349)	-	-	(183,349)

(Continued)

	Nine Months Ended September 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Loss allowance adjustments from debt instruments	$-	$561	$-	$-	$561
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	41,416	-	41,416
Share of other comprehensive income (loss) of associates	(100,543)	24,838	(3,106)	-	(78,811)
Income tax effect	-	(56,076)	-	-	(56,076)

Balance, end of period	$(60,739,051)	$1,437,945	$(3,106)	$-	$(59,304,212)

(Concluded)

	Nine Months Ended September 30, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)
Exchange differences arising on translation of foreign operations	(17,163,157)	-	-	-	(17,163,157)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	77,539	-	-	77,539
Debt instruments	-	3,928,369	-	-	3,928,369
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(309)	-	-	(309)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(1,327,251)	-	-	(1,327,251)
Loss allowance adjustments from debt instruments	-	(443)	-	-	(443)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	22,942	-	22,942
Transferred to initial carrying amount of hedged items	-	-	(19,122)	-	(19,122)
Share of other comprehensive income (loss) of associates	(213,373)	3,211	-	-	(210,162)
Share of unearned stock-based employee compensation of associates	-	-	-	190	190
Income tax effect	-	627	-	-	627

Balance, end of period	$(44,247,930)	$1,988,784	$-	$-	$(42,259,146)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Employee restricted stock awards

The issuance of employee restricted stock awards of no more than 2,600 thousand common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge.

21.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Three Months Ended September 30		Nine Months Ended September 30
Product	2021	2020	2021	2020

Wafer	$366,007,932	$316,550,015	$1,020,485,888	$863,505,857
Others	48,662,447	39,876,189	128,739,843	114,215,897

	$414,670,379	$356,426,204	$1,149,225,731	$977,721,754

	Three Months Ended September 30		Nine Months Ended September 30
Geography	2021	2020	2021	2020

Taiwan	$35,358,868	$31,162,816	$134,839,517	$89,095,694
United States	279,297,136	207,166,135	735,474,816	556,842,220
China	51,893,832	79,045,638	130,133,265	212,605,296
Europe, the Middle East and Africa	21,956,800	17,266,396	66,979,067	51,799,086
Japan	18,218,572	14,951,913	52,599,321	48,918,321
Others	7,945,171	6,833,306	29,199,745	18,461,137

	$414,670,379	$356,426,204	$1,149,225,731	$977,721,754

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended September 30		Nine Months Ended September 30
Platform	2021	2020	2021	2020

Smartphone	$180,649,835	$163,491,238	$501,602,527	$461,266,391
High Performance Computing	155,629,734	130,404,093	426,864,135	327,513,247
Internet of Things	36,282,241	31,201,283	95,796,759	83,062,919
Automotive	17,186,114	8,791,105	48,187,568	33,245,211
Digital Consumer Electronics	13,204,541	10,820,057	42,159,242	40,611,036
Others	11,717,914	11,718,428	34,615,500	32,022,950

	$414,670,379	$356,426,204	$1,149,225,731	$977,721,754

	Three Months Ended September 30		Nine Months Ended September 30
Resolution	2021	2020	2021	2020

5-nanometer	$66,930,524	$25,829,998	$173,733,470	$25,829,998
7-nanometer	122,606,053	109,428,962	334,954,675	305,365,603
10-nanometer	14,701	766,811	643,187	2,770,348
16-nanometer	48,812,969	55,726,975	139,462,708	155,855,314
20-nanometer	1,203,472	2,415,743	3,734,272	6,512,124
28-nanometer	37,739,348	37,682,521	111,922,338	114,161,676
40/45-nanometer	27,233,876	26,360,109	74,029,676	78,505,193
65-nanometer	16,189,697	15,184,482	48,148,098	46,745,439
90-nanometer	6,998,277	7,670,558	24,753,997	22,970,808
0.11/0.13 micron	10,382,373	8,349,281	28,387,457	22,947,184
0.15/0.18 micron	22,268,008	21,894,064	63,875,473	65,173,244
0.25 micron and above	5,628,634	5,240,511	16,840,537	16,668,926

Wafer revenue	$366,007,932	$316,550,015	$1,020,485,888	$863,505,857

b.	Contract balances

	September 30, 2021	December 31, 2020	September 30, 2020	January 1, 2020

Contract liabilities (classified under accrued expenses and other current liabilities)	$33,659,796	$13,775,088	$10,807,208	$6,784,323

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$492,255 thousand and NT$412,178 thousand for the three months ended September 30, 2021 and 2020, respectively; and NT$11,296,660 thousand and NT$4,421,939 thousand for the nine months ended September 30, 2021 and 2020, respectively.

c.	Temporary receipts from customers

September 30, 2021

Current portion (classified under accrued expenses and other current liabilities)	$16,200,130
Noncurrent portion (classified under other noncurrent liabilities)	90,128,894

$106,329,024

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts will be determined by mutual consent.

22.INTEREST INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Interest income
Bank deposits	$686,841	$969,406	$2,026,308	$4,341,478
Financial assets at FVTPL	-	883	-	2,651
Financial assets at FVTOCI	509,785	738,287	1,685,252	2,443,186
Financial assets at amortized cost	159,918	189,387	534,569	578,079

	$1,356,544	$1,897,963	$4,246,129	$7,365,394

23.	FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Interest expense
Corporate bonds	$1,282,154	$256,406	$3,080,458	$645,061
Lease liabilities	47,895	49,517	144,822	177,892
Bank loans	3,924	60,328	15,017	474,525
Others	90	6,913	260	15,395

	$1,334,063	$373,164	$3,240,557	$1,312,873

24.	OTHER GAINS AND LOSSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$14,015	$400,332	$183,349	$1,327,251
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(2,572,629)	5,612,561	(4,971,538)	4,104,770
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	1,056	188	(561)	443
Financial assets at amortized cost	906	(4,219)	5,807	(4,662)
Other gains (losses), net	(11,435)	142,133	261,693	221,360

	$(2,568,087)	$6,150,995	$(4,521,250)	$5,649,162

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Current income tax expense
Current tax expense recognized in the current period	$22,861,314	$19,115,987	$62,738,892	$52,290,738
Income tax adjustments on prior years	53,479	14,349	211,922	89,979
Other income tax adjustments	40,188	(34,218)	110,074	(113,680)
	22,954,981	19,096,118	63,060,888	52,267,037
Deferred income tax benefit
The origination and reversal of temporary differences	(4,150,348)	(1,350,266)	(11,388,659)	(3,930,776)
Investment tax credits	(1,432,148)	-	(4,064,745)	-
	(5,582,496)	(1,350,266)	(15,453,404)	(3,930,776)

Income tax expense recognized in profit or loss	$17,372,485	$17,745,852	$47,607,484	$48,336,261

b.Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$(231)	$161	$(56,076)	$627

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2019. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Basic EPS	$6.03	$5.30	$16.59	$14.47
Diluted EPS	$6.03	$5.30	$16.59	$14.47

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended September 30, 2021

Basic/Diluted EPS
Net income available to common shareholders of the parent	$156,258,287	25,930,380	$6.03

Three months ended September 30, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$137,310,040	25,930,380	$5.30

Nine months ended September 30, 2021

Basic/Diluted EPS
Net income available to common shareholders of the parent	$430,307,722	25,930,380	$16.59

Nine months ended September 30, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$375,118,953	25,930,380	$14.47

27.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$97,830,855	$86,576,054	$284,777,952	$210,020,400
Recognized in operating expenses	7,057,572	6,245,834	20,673,474	18,855,379
Recognized in other operating income and expenses	13,317	3,049	147,371	14,467

	$104,901,744	$92,824,937	$305,598,797	$228,890,246

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

b.Amortization of intangible assets

Recognized in cost of revenue	$1,468,312	$1,337,967	$4,150,177	$3,512,941
Recognized in operating expenses	656,707	570,172	1,983,265	1,759,618

	$2,125,019	$1,908,139	$6,133,442	$5,272,559

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$999,238	$729,803	$2,713,067	$2,069,138
Defined benefit plans	48,112	51,216	144,344	153,658
	1,047,350	781,019	2,857,411	2,222,796
Other employee benefits	41,636,272	35,883,467	117,318,335	100,883,978

	$42,683,622	$36,664,486	$120,175,746	$103,106,774

Employee benefits expense summarized by function
Recognized in cost of revenue	$25,364,310	$21,551,904	$71,684,550	$61,033,439
Recognized in operating expenses	17,319,312	15,112,582	48,491,196	42,073,335

	$42,683,622	$36,664,486	$120,175,746	$103,106,774

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Profit sharing bonus to employees	$9,326,508	$9,219,036	$25,685,342	$25,182,341

TSMC’s profit sharing bonus to employees and compensation to directors for 2020 and 2019 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2020	2019
	February 9,	February 11,
Resolution Date of TSMC’s Board of Directors in its meeting	2021	2020

Profit sharing bonus to employees	$34,753,184	$23,165,745
Compensation to directors	$509,753	$360,404

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2020 and 2019, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.CASH FLOW INFORMATION

a.	Non-cash transactions

	Nine Months Ended September 30
	2021	2020

Additions of financial assets at FVTOCI	$200,469,936	$195,269,785
Conversion of convertible bonds into equity securities	-	(120,548)
Changes in accrued expenses and other current liabilities	(5,028,178)	(9,522,053)

Payments for acquisition of financial assets at FVTOCI	$195,441,758	$185,627,184

Disposal of financial assets at FVTOCI	$197,256,267	$193,363,747
Changes in other financial assets	1,483,350	(1,603,157)

Proceeds from disposal of financial assets at FVTOCI	$198,739,617	$191,760,590

Additions of property, plant and equipment	$577,677,778	$379,604,972
Changes in other financial assets	761,893	561,993
Exchange of assets	-	(1,148)
Changes in payables to contractors and equipment suppliers	25,241,444	38,378,772
Transferred to initial carrying amount of hedged items	(41,416)	19,122

Payments for acquisition of property, plant and equipment	$603,639,699	$418,563,711

Additions of intangible assets	$6,041,320	$11,102,005
Changes in other financial assets	2,700	8,064
Changes in account payable	-	191,429
Changes in accrued expenses and other current liabilities	(366,495)	(2,597,259)

Payments for acquisition of intangible assets	$5,677,525	$8,704,239

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2021

Short-term loans	$88,559,026	$37,530,131	$(6,830,906)	$-	$(414,186)	$118,844,065
Bonds payable	256,705,084	204,198,161	(1,272,285)	-	102,488	459,733,448
Long-term bank loans	1,967,611	1,510,000	-	-	(5,421)	3,472,190
Lease liabilities	22,388,674	(1,595,286)	(47,830)	2,238,232	144,822	23,128,612

Total	$369,620,395	$241,643,006	$(8,151,021)	$2,238,232	$(172,297)	$605,178,315

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2020

Short-term loans	$118,522,290	$35,775,039	$1,080,301	$-	$-	$155,377,630
Bonds payable	56,900,000	174,067,622	(1,327,304)	-	5,116	229,645,434
Long-term bank loans	-	1,000,000	-	-	(17,551)	982,449
Lease liabilities	17,316,917	(2,322,231)	(35,975)	5,765,092	177,892	20,901,695

Total	$192,739,207	$208,520,430	$(282,978)	$5,765,092	$165,457	$406,907,208

Note:	Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

29.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2021	December 31, 2020	September 30, 2020

Financial assets
FVTPL (Note 1)	$33,956	$2,259,412	$2,526,481
FVTOCI (Note 2)	131,158,674	129,918,694	137,047,813
Hedging financial assets	37,769	47	-
Amortized cost (Note 3)	1,055,535,934	826,293,705	785,199,805

	$1,186,766,333	$958,471,858	$924,774,099

Financial liabilities
FVTPL (Note 4)	$1,405,470	$94,128	$1,445,911
Hedging financial liabilities	-	1,169	11,839
Amortized cost (Note 5)	1,098,592,492	748,129,332	724,649,788

	$1,099,997,962	$748,224,629	$726,107,538

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the nine months ended September 30, 2021 and 2020, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$542,268 thousand and NT$374,923 thousand for the nine months ended September 30, 2021 and 2020, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate futures to partially hedge the interest rate risk on its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,871,576 thousand and NT$3,419,947 thousand for the nine months ended September 30, 2021 and 2020, respectively.

All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect the future cash flows and the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the nine months ended September 30, 2021 and 2020, the other comprehensive income would have decreased by NT$567,419 thousand and NT$419,845 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2021, December 31, 2020 and September 30, 2020, the Company’s ten largest customers accounted for 80%, 79% and 82% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the nine months ended September 30, 2021 and 2020, the expected credit loss decreased NT$5,556 thousand and increased NT$2,825 thousand, respectively. The changes were mainly due to investment portfolio adjustment.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
September 30, 2021

Non-derivative financial liabilities

Short-term loans	$118,660,406	$-	$-	$-	$118,660,406
Accounts payable (including related parties)	43,888,861	-	-	-	43,888,861
Payables to contractors and equipment suppliers	128,367,724	-	-	-	128,367,724
Accrued expenses and other current liabilities	103,426,537	-	-	-	103,426,537
Bonds payable	5,785,181	38,720,687	126,849,991	372,476,536	543,832,395
Long-term bank loans	17,021	2,086,920	1,454,963	-	3,558,904
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,272,985	3,796,655	3,390,634	15,056,590	24,516,864
Others	-	97,521,348	-	-	97,521,348
	402,418,715	142,125,610	131,695,588	387,533,126	1,063,773,039

Derivative financial instruments

Forward exchange contracts
Outflows	176,212,206	-	-	-	176,212,206
Inflows	(175,119,313)	-	-	-	(175,119,313)
	1,092,893	-	-	-	1,092,893

	$403,511,608	$142,125,610	$131,695,588	$387,533,126	$1,064,865,932

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2020

Non-derivative financial liabilities

Short-term loans	$88,557,526	$-	$-	$-	$88,557,526
Accounts payable (including related parties)	41,095,002	-	-	-	41,095,002
Payables to contractors and equipment suppliers	157,804,961	-	-	-	157,804,961
Accrued expenses and other current liabilities	71,995,747	-	-	-	71,995,747
Bonds payable	5,327,971	27,631,589	59,986,812	207,152,135	300,098,507
Long-term bank loans	8,000	847,389	1,170,944	-	2,026,333
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,024,212	3,566,719	3,198,845	15,067,857	23,857,633
	366,813,419	32,045,697	64,356,601	222,219,992	685,435,709

Derivative financial instruments

Forward exchange contracts
Outflows	177,764,155	-	-	-	177,764,155
Inflows	(181,457,960)	-	-	-	(181,457,960)
	(3,693,805)	-	-	-	(3,693,805)

	$363,119,614	$32,045,697	$64,356,601	$222,219,992	$681,741,904

September 30, 2020

Non-derivative financial liabilities

Short-term loans	$155,385,445	$-	$-	$-	$155,385,445
Accounts payable (including related parties)	40,892,346	-	-	-	40,892,346
Payables to contractors and equipment suppliers	100,637,031	-	-	-	100,637,031
Accrued expenses and other current liabilities	67,218,187	-	-	-	67,218,187
Bonds payable	5,259,633	27,568,371	57,281,164	183,777,751	273,886,919
Long-term bank loans	3,856	340,722	669,444	-	1,014,022
Lease liabilities (including those classified under accrued expenses and other current liabilities)	1,906,375	3,360,703	3,072,876	13,976,150	22,316,104
	371,302,873	31,269,796	61,023,484	197,753,901	661,350,054

Derivative financial instruments

Forward exchange contracts
Outflows	212,202,521	-	-	-	212,202,521
Inflows	(214,780,561)	-	-	-	(214,780,561)
	(2,578,040)	-	-	-	(2,578,040)

	$368,724,833	$31,269,796	$61,023,484	$197,753,901	$658,772,014

Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

September 30, 2021

Lease liabilities	$7,616,790	$5,154,382	$2,131,771	$153,647	$15,056,590

December 31, 2020

Lease liabilities	$7,401,969	$5,253,877	$2,255,185	$156,826	$15,067,857

September 30, 2020

Lease liabilities	$7,008,936	$4,994,353	$1,969,658	$3,203	$13,976,150

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$33,956	$-	$33,956

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$58,340,908	$-	$58,340,908
Agency bonds/Agency mortgage-backed securities	-	33,836,903	-	33,836,903
Government bonds	22,399,723	80,026	-	22,479,749
Asset-backed securities	-	7,219,193	-	7,219,193
Investments in equity instruments
Non-publicly traded equity investments	-	-	5,729,779	5,729,779
Publicly traded stocks	59,125	-	-	59,125
Notes and accounts receivable, net	-	3,493,017	-	3,493,017

	$22,458,848	$102,970,047	$5,729,779	$131,158,674

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$37,769	-	$-	$37,769

(Continued)

	September 30, 2021
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,405,470	$-	$1,405,470

(Concluded)

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$2,259,412	$-	$2,259,412

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,593,623	$-	$56,593,623
Agency bonds/Agency mortgage-backed securities	-	43,977,113	-	43,977,113
Government bonds	13,279,154	180,349	-	13,459,503
Asset-backed securities	-	8,368,264	-	8,368,264
Investments in equity instruments
Non-publicly traded equity investments	-	-	4,514,940	4,514,940
Publicly traded stocks	49,950	-	-	49,950
Notes and accounts receivable, net	-	2,955,301	-	2,955,301

	$13,329,104	$112,074,650	$4,514,940	$129,918,694

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$47	$-	$-	$47

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$94,128	$-	$94,128

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,169	$-	$-	$1,169

Because certain equity investment’s quoted price (unadjusted) in active markets became available in the fourth quarter of 2020, its fair value hierarchy was transferred from Level 2 to Level 1.

	September 30, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$2,496,103	$-	$2,496,103
Agency mortgage-backed securities	-	30,378	-	30,378

	$-	$2,526,481	$-	$2,526,481

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$58,950,049	$-	$58,950,049
Agency bonds/Agency mortgage-backed securities	-	48,699,955	-	48,699,955
Government bonds	11,620,134	186,022	-	11,806,156
Asset-backed securities	-	9,152,592	-	9,152,592
Investments in equity instruments
Non-publicly traded equity investments	-	66,394	4,238,963	4,305,357
Notes and accounts receivable, net	-	4,133,704	-	4,133,704

	$11,620,134	$121,188,716	$4,238,963	$137,047,813

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,445,911	$-	$1,445,911

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$11,839	$-	$-	$11,839

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the nine months ended September 30, 2021 and 2020 are as follows:

	Nine Months Ended September 30
	2021	2020

Balance, beginning of period	$4,514,940	$4,208,900
Additions	293,034	152,986
Recognized in profit or loss	-	(3,821)
Recognized in other comprehensive income or loss	1,071,721	48,946
Disposals and proceeds from return of capital of investments	(115,627)	(51,045)
Effect of exchange rate changes	(34,289)	(117,003)

Balance, end of period	$5,729,779	$4,238,963

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds and non-publicly traded equity investments - equity investments trading on the Emerging Stock Board are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On September 30, 2021, December 31, 2020 and September 30, 2020, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$47,821 thousand, NT$39,006 thousand and NT$35,255 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	September 30, 2021
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$1,545,597	$1,577,696

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$459,733,448	$454,886,671

	December 31, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$10,970,199	$11,053,550

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$256,705,084	$257,551,196

	September 30, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$11,598,363	$11,690,973

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$229,645,434	$229,726,057

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

30.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2021	2020	2021	2020

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,438,567	$2,281,642	$5,885,674	$5,963,569

Net revenue from royalties	Associates	$57,866	$32,361	$162,820	$135,730

c.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Related Party Categories

Associates	$1,817,821	$1,948,527	$5,720,954	$5,681,777

d.	Receivables from related parties

		September 30, 2021	December 31, 2020	September 30, 2020

Item	Related Party Name/Categories

Receivables from	GUC	$678,067	$370,643	$699,198
related parties	Xintec	181,077	187,488	178,567

		$859,144	$558,131	$877,765

Other receivables	SSMC	$49,304	$45,291	$35,443
from related	TSMC Charity Foundation	15,028	-	-
parties	VIS	8,758	4,311	4,466
	Other associates	-	1,043	864

		$73,090	$50,645	$40,773

e.	Payables to related parties

		September 30, 2021	December 31, 2020	September 30, 2020

Item	Related Party Name/Categories

Payables to related	Xintec	$1,403,671	$1,358,624	$1,283,751
parties	SSMC	419,846	400,819	378,524
	VIS	305,298	311,406	281,953
	Others	26,813	36,869	38,947

		$2,155,628	$2,107,718	$1,983,175

f.	Accrued expenses and other current liabilities

		September 30, 2021	December 31, 2020	September 30, 2020

Item	Related Party Categories

Contract liabilities	Associates	$523,538	$-	$-

g.	Others

		Three Months Ended September 30		Nine Months Ended September 30
		2021	2020	2021	2020

Item	Related Party Categories

Manufacturing expenses	Associates	$1,676,996	$1,656,472	$4,243,515	$3,478,429

Research and development expenses	Associates	$124,680	$61,081	$206,600	$148,350

General and administrative expenses	Other related parties	$35,000	$30,000	$105,000	$90,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Short-term employee benefits	$712,947	$659,042	$2,015,418	$1,866,405
Post-employment benefits	746	483	2,241	1,790

	$713,693	$659,525	$2,017,659	$1,868,195

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

31.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of September 30, 2021, December 31, 2020 and September 30, 2020, the aforementioned other financial assets amounted to NT$262,147 thousand, NT$135,375 thousand and NT$116,956 thousand, respectively.

32.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2021, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2021.

c.	TSMC entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

d.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of September 30, 2021, December 31, 2020 and September 30, 2020 were NT$137,648 thousand, NT$56,194 thousand and NT$57,920 thousand, respectively.

33.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2021

Financial assets

Monetary items
USD	$9,582,823	27.864		$267,015,782
USD	1,772,067	6.463	(Note2)	49,376,882
EUR	7,248	32.450		235,213
JPY	1,089,600	0.2499		272,291

Financial liabilities

Monetary items
USD	9,777,821	27.864		272,449,192
EUR	2,906,442	32.450		94,314,055
JPY	129,710,147	0.2499		32,414,566

December 31, 2020

Financial assets

Monetary items
USD	6,984,545	28.097		196,244,748
USD	785,171	6.540	(Note2)	22,060,962
EUR	13,820	34.587		478,002
JPY	83,593,234	0.2729		22,812,594

Financial liabilities

Monetary items
USD	6,966,889	28.097		195,748,671
EUR	4,150,215	34.587		143,543,499
JPY	105,112,663	0.2729		28,685,246

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2020

Financial assets

Monetary items
USD	$6,240,456	28.960		$180,723,613
USD	644,523	6.811	(Note2)	18,665,381
EUR	39,293	34.005		1,336,143
JPY	161,096,791	0.2742		44,172,740

Financial liabilities

Monetary items
USD	7,348,763	28.960		212,820,173
EUR	4,604,918	34.005		156,590,231
JPY	64,241,355	0.2742		17,614,979

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the nine months ended September 30, 2021 and 2020, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

34.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

35.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	55,455,360 10,600,000 350,000	)& )	$ (RMB (US$	34,759,680 5,800,000 350,000	)& )	$ (RMB	24,144,960 5,600,000)	1.30%-1.50%	The need for long-term financing	$-	Operating capital	$-	-	$-	$70,856,227	$70,856,227
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	103,096,800 3,700,000)		(US$	24,241,680 870,000)		(US$	24,241,680 870,000)	0.00%	The need for short-term financing	-	Operating capital	-	-	-	757,445,781	757,445,781

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The aggregate amount available for lending to TSMC from TSMC Global shall not exceed two times (200%) of the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$519,005,016	$ (US$	2,318,655 83,213)	$ (US$	2,318,655 83,213)	$ (US$	2,318,655 83,213)	$-	0.11%	$519,005,016	Yes	No	No
		TSMC Global	Subsidiary	519,005,016	(US$	208,980,000 7,500,000)	(US$	208,980,000 7,500,000)	(US$	181,116,000 6,500,000)	-	10.07%	519,005,016	Yes	No	No
		TSMC Arizona	Subsidiary	519,005,016	(US$	223,815,351 8,032,420)	(US$	223,815,351 8,032,420)	(US$	903,351 32,420)	-	10.78%	519,005,016	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	343,534	(JPY	329,868 1,320,000)	(JPY	329,868 1,320,000)	(JPY	329,868 1,320,000)	-	0.02%	343,534	No	No	No

Note 1:	The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:	The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$493,395	10		$493,395
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	348,096		7	348,096
	Global Investment Holding Inc.	-	〃	10,442	111,638		6	111,638
	Crimson Asia Capital	-	〃	-	1,523		1	1,523
	W.K. Technology Fund IV	-	〃	202	270		2	270

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	28,533	6	US$	28,533
	China Walden Venture Investments II, L.P.	-	〃	-	US$	12,826	9	US$	12,826
	China Walden Venture Investments III, L.P.	-	〃	-	US$	7,775	4	US$	7,775
	Inpria Corporation	-	〃	1,778	US$	3,600	4	US$	3,600
	Movella Inc.	-	〃	6,333	-		10	-
	Tela Innovations	-	〃	6,942	-		22	-

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	64,768	N/A	US$	64,768
	Morgan Stanley	-	〃	-	US$	52,795	N/A	US$	52,795
	JPMorgan Chase & Co.	-	〃	-	US$	46,948	N/A	US$	46,948
	Citigroup Inc.	-	〃	-	US$	42,909	N/A	US$	42,909
	The Goldman Sachs Group, Inc.	-	〃	-	US$	42,051	N/A	US$	42,051
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	34,973	N/A	US$	34,973
	AbbVie Inc.	-	〃	-	US$	32,281	N/A	US$	32,281
	Wells Fargo & Company	-	〃	-	US$	28,838	N/A	US$	28,838
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	28,696	N/A	US$	28,696
	Athene Global Funding	-	〃	-	US$	27,653	N/A	US$	27,653
	HSBC Holdings plc	-	〃	-	US$	24,097	N/A	US$	24,097
	Lloyds Banking Group plc	-	〃	-	US$	23,215	N/A	US$	23,215
	Apple Inc.	-	〃	-	US$	21,319	N/A	US$	21,319
	Nordea Bank Abp	-	〃	-	US$	20,913	N/A	US$	20,913
	NatWest Markets Plc	-	〃	-	US$	20,593	N/A	US$	20,593
	Oracle Corporation	-	〃	-	US$	19,931	N/A	US$	19,931
	Hyundai Capital America, Inc.	-	〃	-	US$	19,890	N/A	US$	19,890
	Mizuho Financial Group, Inc.	-	〃	-	US$	19,608	N/A	US$	19,608
	BNP Paribas SA	-	〃	-	US$	18,677	N/A	US$	18,677
	Metropolitan Life Global Funding I	-	〃	-	US$	18,458	N/A	US$	18,458
	Banco Santander, S.A.	-	〃	-	US$	18,233	N/A	US$	18,233
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	17,533	N/A	US$	17,533
	AT&T Inc.	-	〃	-	US$	17,499	N/A	US$	17,499
	Credit Suisse AG, New York Branch	-	〃	-	US$	15,606	N/A	US$	15,606
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	15,008	N/A	US$	15,008

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	The Toronto-Dominion Bank	-	Financial assets at fair value through other comprehensive income	-	US$	14,985	N/A	US$	14,985
	Nationwide Building Society	-	〃	-	US$	14,852	N/A	US$	14,852
	Toyota Motor Credit Corporation	-	〃	-	US$	14,699	N/A	US$	14,699
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	14,646	N/A	US$	14,646
	Principal Life Global Funding II	-	〃	-	US$	14,627	N/A	US$	14,627
	Protective Life Global Funding	-	〃	-	US$	14,506	N/A	US$	14,506
	Intel Corporation	-	〃	-	US$	13,849	N/A	US$	13,849
	Amazon.com, Inc.	-	〃	-	US$	13,102	N/A	US$	13,102
	Barclays PLC	-	〃	-	US$	13,009	N/A	US$	13,009
	NTT Finance Corporation	-	〃	-	US$	12,714	N/A	US$	12,714
	Chevron Corporation	-	〃	-	US$	12,534	N/A	US$	12,534
	Comcast Corporation	-	〃	-	US$	12,219	N/A	US$	12,219
	National Securities Clearing Corporation	-	〃	-	US$	11,899	N/A	US$	11,899
	Equitable Financial Life Global Funding	-	〃	-	US$	11,635	N/A	US$	11,635
	Verizon Communications Inc.	-	〃	-	US$	11,633	N/A	US$	11,633
	Société Générale Société anonyme	-	〃	-	US$	11,628	N/A	US$	11,628
	Bristol-Myers Squibb Company	-	〃	-	US$	11,439	N/A	US$	11,439
	Equifax Inc.	-	〃	-	US$	11,370	N/A	US$	11,370
	Royal Bank of Canada	-	〃	-	US$	11,113	N/A	US$	11,113
	BPCE SA	-	〃	-	US$	10,996	N/A	US$	10,996
	AstraZeneca Finance LLC	-	〃	-	US$	10,899	N/A	US$	10,899
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	10,017	N/A	US$	10,017
	Roper Technologies, Inc.	-	〃	-	US$	9,975	N/A	US$	9,975
	AIG Global Funding	-	〃	-	US$	9,947	N/A	US$	9,947
	U.S. Bancorp	-	〃	-	US$	9,926	N/A	US$	9,926
	Standard Chartered PLC	-	〃	-	US$	9,784	N/A	US$	9,784
	Equinor ASA	-	〃	-	US$	9,374	N/A	US$	9,374
	Canadian Imperial Bank of Commerce	-	〃	-	US$	9,184	N/A	US$	9,184
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	9,032	N/A	US$	9,032
	Credit Agricole SA London Branch	-	〃	-	US$	9,029	N/A	US$	9,029
	NIKE, Inc.	-	〃	-	US$	8,993	N/A	US$	8,993
	New York Life Global Funding	-	〃	-	US$	8,924	N/A	US$	8,924
	The Bank of Nova Scotia	-	〃	-	US$	8,661	N/A	US$	8,661
	Santander UK plc	-	〃	-	US$	8,650	N/A	US$	8,650
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	8,630	N/A	US$	8,630
	Macquarie Group Limited	-	〃	-	US$	8,519	N/A	US$	8,519
	KfW	-	〃	-	US$	8,364	N/A	US$	8,364
	UnitedHealth Group Incorporated	-	〃	-	US$	8,320	N/A	US$	8,320
	Guardian Life Global Funding	-	〃	-	US$	8,288	N/A	US$	8,288
	General Electric Company	-	〃	-	US$	8,275	N/A	US$	8,275
	International Bank for Reconstruction and Development	-	〃	-	US$	8,209	N/A	US$	8,209
	BP Capital Markets America, Inc.	-	〃	-	US$	8,204	N/A	US$	8,204
	Santander UK Group Holdings plc	-	〃	-	US$	8,111	N/A	US$	8,111
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	8,050	N/A	US$	8,050
	Inter-American Development Bank	-	〃	-	US$	8,049	N/A	US$	8,049
	ING Groep N.V.	-	〃	-	US$	7,973	N/A	US$	7,973
	Suncorp-Metway Limited	-	〃	-	US$	7,973	N/A	US$	7,973
	Nomura Holdings, Inc.	-	〃	-	US$	7,922	N/A	US$	7,922

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Pacific Life Global Funding II	-	Financial assets at fair value through other comprehensive income	-	US$	7,623	N/A	US$	7,623
	Credit Suisse Group AG	-	〃	-	US$	7,573	N/A	US$	7,573
	Intuit Inc.	-	〃	-	US$	7,353	N/A	US$	7,353
	AstraZeneca PLC	-	〃	-	US$	7,215	N/A	US$	7,215
	DNB Bank ASA	-	〃	-	US$	7,143	N/A	US$	7,143
	Huntington Bancshares Incorporated	-	〃	-	US$	7,119	N/A	US$	7,119
	Prudential Funding Corp.	-	〃	-	US$	7,112	N/A	US$	7,112
	Cargill, Incorporated	-	〃	-	US$	6,634	N/A	US$	6,634
	Macquarie Bank Limited	-	〃	-	US$	6,565	N/A	US$	6,565
	Deutsche Bank AG - New York Branch	-	〃	-	US$	6,507	N/A	US$	6,507
	Daimler Finance North America LLC	-	〃	-	US$	6,481	N/A	US$	6,481
	Montpelier Re Holdings Ltd.	-	〃	-	US$	6,471	N/A	US$	6,471
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	6,439	N/A	US$	6,439
	UBS Group Funding (Switzerland) AG	-	〃	-	US$	6,427	N/A	US$	6,427
	Bank of Montreal	-	〃	-	US$	6,403	N/A	US$	6,403
	Exxon Mobil Corporation	-	〃	-	US$	6,347	N/A	US$	6,347
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	6,295	N/A	US$	6,295
	Scentre Group Trust 1	-	〃	-	US$	6,274	N/A	US$	6,274
	Enel Finance International N.V.	-	〃	-	US$	6,239	N/A	US$	6,239
	Fox Corporation	-	〃	-	US$	6,147	N/A	US$	6,147
	The Bank of New York Mellon Corporation	-	〃	-	US$	6,130	N/A	US$	6,130
	WPP Finance 2010	-	〃	-	US$	6,102	N/A	US$	6,102
	Cigna Corporation	-	〃	-	US$	6,070	N/A	US$	6,070
	UBS AG, London Branch	-	〃	-	US$	5,955	N/A	US$	5,955
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,954	N/A	US$	5,954
	W. P. Carey Inc.	-	〃	-	US$	5,891	N/A	US$	5,891
	Analog Devices, Inc.	-	〃	-	US$	5,874	N/A	US$	5,874
	Capital One, National Association	-	〃	-	US$	5,849	N/A	US$	5,849
	Alabama Power Company	-	〃	-	US$	5,794	N/A	US$	5,794
	UBS Group AG	-	〃	-	US$	5,582	N/A	US$	5,582
	Fiserv, Inc.	-	〃	-	US$	5,568	N/A	US$	5,568
	Capital One Financial Corporation	-	〃	-	US$	5,520	N/A	US$	5,520
	Sprint Spectrum Co Llc	-	〃	-	US$	5,477	N/A	US$	5,477
	Danske Bank A/S	-	〃	-	US$	5,462	N/A	US$	5,462
	CenterPoint Energy, Inc.	-	〃	-	US$	5,460	N/A	US$	5,460
	NatWest Group plc	-	〃	-	US$	5,450	N/A	US$	5,450
	Five Corners Funding Trust	-	〃	-	US$	5,402	N/A	US$	5,402
	Thermo Fisher Scientific Inc.	-	〃	-	US$	5,333	N/A	US$	5,333
	Fifth Third Bancorp	-	〃	-	US$	5,289	N/A	US$	5,289
	CGI Inc.	-	〃	-	US$	5,279	N/A	US$	5,279
	Merck & Co., Inc.	-	〃	-	US$	5,182	N/A	US$	5,182
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	5,182	N/A	US$	5,182
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	5,153	N/A	US$	5,153
	Sempra	-	〃	-	US$	5,149	N/A	US$	5,149
	BMW US Capital, LLC	-	〃	-	US$	5,091	N/A	US$	5,091
	HP Inc.	-	〃	-	US$	4,963	N/A	US$	4,963
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	4,856	N/A	US$	4,856
	Northwestern Mutual Global Funding	-	〃	-	US$	4,840	N/A	US$	4,840
	Jackson National Life Global Funding	-	〃	-	US$	4,788	N/A	US$	4,788

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Intercontinental Exchange, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	4,741	N/A	US$	4,741
	American International Group, Inc.	-	〃	-	US$	4,703	N/A	US$	4,703
	Truist Financial Corporation	-	〃	-	US$	4,702	N/A	US$	4,702
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	4,644	N/A	US$	4,644
	Bank of New Zealand	-	〃	-	US$	4,634	N/A	US$	4,634
	Roche Holdings, Inc.	-	〃	-	US$	4,591	N/A	US$	4,591
	Eversource Energy	-	〃	-	US$	4,559	N/A	US$	4,559
	CVS Health Corporation	-	〃	-	US$	4,483	N/A	US$	4,483
	OGE Energy Corp.	-	〃	-	US$	4,452	N/A	US$	4,452
	Florida Power & Light Company	-	〃	-	US$	4,449	N/A	US$	4,449
	Truist Bank	-	〃	-	US$	4,414	N/A	US$	4,414
	Swedbank AB (publ)	-	〃	-	US$	4,376	N/A	US$	4,376
	NiSource Inc.	-	〃	-	US$	4,357	N/A	US$	4,357
	7-Eleven, Inc.	-	〃	-	US$	4,355	N/A	US$	4,355
	MPLX LP	-	〃	-	US$	4,294	N/A	US$	4,294
	Fidelity National Information Services, Inc.	-	〃	-	US$	4,277	N/A	US$	4,277
	Pioneer Natural Resources Company	-	〃	-	US$	4,269	N/A	US$	4,269
	Coöperatieve Rabobank U.A.	-	〃	-	US$	4,256	N/A	US$	4,256
	Element Fleet Management Corp.	-	〃	-	US$	4,255	N/A	US$	4,255
	Dominion Energy, Inc.	-	〃	-	US$	4,161	N/A	US$	4,161
	National Bank of Canada	-	〃	-	US$	4,137	N/A	US$	4,137
	Exelon Corporation	-	〃	-	US$	4,135	N/A	US$	4,135
	The European Bank for Reconstruction and Development	-	〃	-	US$	4,121	N/A	US$	4,121
	Ameren Corporation	-	〃	-	US$	4,091	N/A	US$	4,091
	B.A.T. International Finance p.l.c.	-	〃	-	US$	4,080	N/A	US$	4,080
	Pricoa Global Funding I	-	〃	-	US$	4,067	N/A	US$	4,067
	Ameriprise Financial, Inc.	-	〃	-	US$	4,050	N/A	US$	4,050
	American Express Credit Corporation	-	〃	-	US$	4,034	N/A	US$	4,034
	Barclays Bank PLC	-	〃	-	US$	4,031	N/A	US$	4,031
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	4,023	N/A	US$	4,023
	Appalachian Power Company	-	〃	-	US$	4,009	N/A	US$	4,009
	Public Storage	-	〃	-	US$	4,002	N/A	US$	4,002
	BorgWarner Inc.	-	〃	-	US$	3,938	N/A	US$	3,938
	Credit Suisse Group Funding (Guernsey) Limited	-	〃	-	US$	3,882	N/A	US$	3,882
	V.F. Corporation	-	〃	-	US$	3,880	N/A	US$	3,880
	Bayer US Finance II LLC	-	〃	-	US$	3,866	N/A	US$	3,866
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	3,827	N/A	US$	3,827
	Hewlett Packard Enterprise Company	-	〃	-	US$	3,803	N/A	US$	3,803
	Public Service Electric and Gas Company	-	〃	-	US$	3,793	N/A	US$	3,793
	BG Energy Capital plc	-	〃	-	US$	3,755	N/A	US$	3,755
	Monongahela Power Company	-	〃	-	US$	3,717	N/A	US$	3,717
	The Charles Schwab Corporation	-	〃	-	US$	3,712	N/A	US$	3,712
	Welltower Inc.	-	〃	-	US$	3,687	N/A	US$	3,687
	Ross Stores, Inc.	-	〃	-	US$	3,668	N/A	US$	3,668
	Diageo Capital plc	-	〃	-	US$	3,608	N/A	US$	3,608
	Phillips 66	-	〃	-	US$	3,598	N/A	US$	3,598
	Verisk Analytics, Inc.	-	〃	-	US$	3,571	N/A	US$	3,571
	Highmark Inc.	-	〃	-	US$	3,564	N/A	US$	3,564
	F&G Global Funding	-	〃	-	US$	3,562	N/A	US$	3,562

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ERAC USA Finance LLC	-	Financial assets at fair value through other comprehensive income	-	US$	3,557	N/A	US$	3,557
	American Honda Finance Corporation	-	〃	-	US$	3,501	N/A	US$	3,501
	Reckitt Benckiser Treasury Services plc	-	〃	-	US$	3,498	N/A	US$	3,498
	Gilead Sciences, Inc.	-	〃	-	US$	3,478	N/A	US$	3,478
	Pfizer Inc.	-	〃	-	US$	3,454	N/A	US$	3,454
	HSBC Bank Canada	-	〃	-	US$	3,429	N/A	US$	3,429
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,413	N/A	US$	3,413
	Reliance Standard Life Global Funding II	-	〃	-	US$	3,411	N/A	US$	3,411
	USAA Capital Corp.	-	〃	-	US$	3,406	N/A	US$	3,406
	The Western Union Company	-	〃	-	US$	3,341	N/A	US$	3,341
	Nestlé Holdings, Inc.	-	〃	-	US$	3,341	N/A	US$	3,341
	Johnson & Johnson	-	〃	-	US$	3,323	N/A	US$	3,323
	Essex Portfolio Limited Partnership	-	〃	-	US$	3,273	N/A	US$	3,273
	PNC Bank, National Association	-	〃	-	US$	3,237	N/A	US$	3,237
	ONE Gas, Inc.	-	〃	-	US$	3,234	N/A	US$	3,234
	Texas Instruments Incorporated	-	〃	-	US$	3,229	N/A	US$	3,229
	CNA Financial Corporation	-	〃	-	US$	3,224	N/A	US$	3,224
	Cox Communications, Inc.	-	〃	-	US$	3,186	N/A	US$	3,186
	Ralph Lauren Corporation	-	〃	-	US$	3,182	N/A	US$	3,182
	Avangrid, Inc.	-	〃	-	US$	3,180	N/A	US$	3,180
	Oncor Electric Delivery Company LLC	-	〃	-	US$	3,160	N/A	US$	3,160
	Baidu, Inc.	-	〃	-	US$	3,124	N/A	US$	3,124
	Novartis Capital Corporation	-	〃	-	US$	3,099	N/A	US$	3,099
	BOC Aviation Limited	-	〃	-	US$	3,079	N/A	US$	3,079
	Helmerich & Payne, Inc.	-	〃	-	US$	3,036	N/A	US$	3,036
	B.A.T Capital Corporation	-	〃	-	US$	3,004	N/A	US$	3,004
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,988	N/A	US$	2,988
	Southern California Edison Company	-	〃	-	US$	2,963	N/A	US$	2,963
	American Electric Power Company, Inc.	-	〃	-	US$	2,881	N/A	US$	2,881
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,867	N/A	US$	2,867
	Xcel Energy Inc.	-	〃	-	US$	2,866	N/A	US$	2,866
	American Express Company	-	〃	-	US$	2,848	N/A	US$	2,848
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,829	N/A	US$	2,829
	PPL Electric Utilities Corporation	-	〃	-	US$	2,767	N/A	US$	2,767
	Ryder System, Inc.	-	〃	-	US$	2,746	N/A	US$	2,746
	Nuveen Finance, LLC	-	〃	-	US$	2,746	N/A	US$	2,746
	NBN Co Limited	-	〃	-	US$	2,736	N/A	US$	2,736
	DTE Energy Company	-	〃	-	US$	2,729	N/A	US$	2,729
	VEREIT Operating Partnership, L.P.	-	〃	-	US$	2,704	N/A	US$	2,704
	CRH America, Inc.	-	〃	-	US$	2,669	N/A	US$	2,669
	BBVA USA	-	〃	-	US$	2,662	N/A	US$	2,662
	Kimco Realty Corporation	-	〃	-	US$	2,655	N/A	US$	2,655
	CMS Energy Corporation	-	〃	-	US$	2,646	N/A	US$	2,646
	Nutrien Ltd.	-	〃	-	US$	2,632	N/A	US$	2,632
	Pinnacle West Capital Corporation	-	〃	-	US$	2,630	N/A	US$	2,630
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,623	N/A	US$	2,623
	Yara International ASA	-	〃	-	US$	2,620	N/A	US$	2,620
	AutoZone, Inc.	-	〃	-	US$	2,606	N/A	US$	2,606
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,600	N/A	US$	2,600

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Air Lease Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	2,573	N/A	US$	2,573
	John Deere Capital Corporation	-	〃	-	US$	2,567	N/A	US$	2,567
	Empower Finance 2020, LP	-	〃	-	US$	2,493	N/A	US$	2,493
	Chevron U.S.A. Inc.	-	〃	-	US$	2,473	N/A	US$	2,473
	Georgia Power Company	-	〃	-	US$	2,462	N/A	US$	2,462
	AvalonBay Communities, Inc.	-	〃	-	US$	2,457	N/A	US$	2,457
	Reynolds American Inc.	-	〃	-	US$	2,453	N/A	US$	2,453
	Berkshire Hathaway Inc.	-	〃	-	US$	2,441	N/A	US$	2,441
	DuPont de Nemours, Inc.	-	〃	-	US$	2,364	N/A	US$	2,364
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,343	N/A	US$	2,343
	Union Pacific Corporation	-	〃	-	US$	2,337	N/A	US$	2,337
	Health Care Service Corporation	-	〃	-	US$	2,275	N/A	US$	2,275
	Georgia-Pacific LLC	-	〃	-	US$	2,243	N/A	US$	2,243
	ITC Holdings Corp.	-	〃	-	US$	2,225	N/A	US$	2,225
	The East Ohio Gas Company	-	〃	-	US$	2,224	N/A	US$	2,224
	Mead Johnson Nutrition Company	-	〃	-	US$	2,224	N/A	US$	2,224
	Magna International Inc.	-	〃	-	US$	2,217	N/A	US$	2,217
	GA Global Funding Trust	-	〃	-	US$	2,214	N/A	US$	2,214
	Healthpeak Properties, Inc.	-	〃	-	US$	2,172	N/A	US$	2,172
	Citizens Bank, National Association	-	〃	-	US$	2,167	N/A	US$	2,167
	Amphenol Corporation	-	〃	-	US$	2,145	N/A	US$	2,145
	Hormel Foods Corporation	-	〃	-	US$	2,144	N/A	US$	2,144
	ASB Bank Limited	-	〃	-	US$	2,135	N/A	US$	2,135
	Tucson Electric Power Company	-	〃	-	US$	2,121	N/A	US$	2,121
	Otis Worldwide Corporation	-	〃	-	US$	2,101	N/A	US$	2,101
	Keurig Dr Pepper Inc.	-	〃	-	US$	2,047	N/A	US$	2,047
	CK Hutchison International 16 Ltd	-	〃	-	US$	2,000	N/A	US$	2,000
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,990	N/A	US$	1,990
	NBK SPC Limited	-	〃	-	US$	1,975	N/A	US$	1,975
	Mitsubishi Corporation	-	〃	-	US$	1,975	N/A	US$	1,975
	Automatic Data Processing, Inc.	-	〃	-	US$	1,940	N/A	US$	1,940
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,935	N/A	US$	1,935
	Kentucky Utilities Company	-	〃	-	US$	1,933	N/A	US$	1,933
	Mondelez International Holdings Netherlands Bv	-	〃	-	US$	1,928	N/A	US$	1,928
	AmerisourceBergen Corporation	-	〃	-	US$	1,903	N/A	US$	1,903
	Wipro IT Services LLC	-	〃	-	US$	1,895	N/A	US$	1,895
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,884	N/A	US$	1,884
	Public Service Enterprise Group Incorporated	-	〃	-	US$	1,879	N/A	US$	1,879
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,864	N/A	US$	1,864
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,854	N/A	US$	1,854
	Enbridge Inc.	-	〃	-	US$	1,846	N/A	US$	1,846
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,844	N/A	US$	1,844
	Walmart Inc.	-	〃	-	US$	1,834	N/A	US$	1,834
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	1,828	N/A	US$	1,828
	Tencent Holdings Limited	-	〃	-	US$	1,827	N/A	US$	1,827
	Philip Morris International Inc.	-	〃	-	US$	1,811	N/A	US$	1,811
	McCormick & Company, Incorporated	-	〃	-	US$	1,802	N/A	US$	1,802
	Boston Properties Limited Partnership	-	〃	-	US$	1,797	N/A	US$	1,797

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Infor, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	1,786	N/A	US$	1,786
	Tyson Foods, Inc.	-	〃	-	US$	1,784	N/A	US$	1,784
	Quest Diagnostics Incorporated	-	〃	-	US$	1,766	N/A	US$	1,766
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,740	N/A	US$	1,740
	AIA Group Limited	-	〃	-	US$	1,736	N/A	US$	1,736
	University of California	-	〃	-	US$	1,735	N/A	US$	1,735
	eBay Inc.	-	〃	-	US$	1,729	N/A	US$	1,729
	International Business Machines Corporation	-	〃	-	US$	1,721	N/A	US$	1,721
	Emerson Electric Co.	-	〃	-	US$	1,708	N/A	US$	1,708
	Raytheon Technologies Corporation	-	〃	-	US$	1,706	N/A	US$	1,706
	Svenska Handelsbanken, NY	-	〃	-	US$	1,700	N/A	US$	1,700
	Westpac Banking Corporation	-	〃	-	US$	1,697	N/A	US$	1,697
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,673	N/A	US$	1,673
	Anthem, Inc.	-	〃	-	US$	1,672	N/A	US$	1,672
	APT Pipelines Limited	-	〃	-	US$	1,671	N/A	US$	1,671
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,649	N/A	US$	1,649
	Toyota Industries Corporation	-	〃	-	US$	1,642	N/A	US$	1,642
	MetLife, Inc.	-	〃	-	US$	1,638	N/A	US$	1,638
	The Southern Company	-	〃	-	US$	1,638	N/A	US$	1,638
	China Resources Gas Group Limited	-	〃	-	US$	1,629	N/A	US$	1,629
	Duke Energy Florida, LLC	-	〃	-	US$	1,620	N/A	US$	1,620
	Suntory Holdings Limited	-	〃	-	US$	1,619	N/A	US$	1,619
	NSTAR Electric Company	-	〃	-	US$	1,609	N/A	US$	1,609
	Brookfield Finance LLC	-	〃	-	US$	1,605	N/A	US$	1,605
	Panasonic Corporation	-	〃	-	US$	1,598	N/A	US$	1,598
	CPI Property Group S.A.	-	〃	-	US$	1,586	N/A	US$	1,586
	CK Hutchison International (19) Limited	-	〃	-	US$	1,586	N/A	US$	1,586
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,555	N/A	US$	1,555
	Marathon Petroleum Corporation	-	〃	-	US$	1,554	N/A	US$	1,554
	KEB Hana Bank	-	〃	-	US$	1,505	N/A	US$	1,505
	Alliant Energy Finance, LLC	-	〃	-	US$	1,497	N/A	US$	1,497
	Virginia Electric and Power Company	-	〃	-	US$	1,448	N/A	US$	1,448
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,443	N/A	US$	1,443
	Entergy Louisiana, LLC	-	〃	-	US$	1,430	N/A	US$	1,430
	NetApp, Inc.	-	〃	-	US$	1,407	N/A	US$	1,407
	Daiwa Securities Group Inc.	-	〃	-	US$	1,406	N/A	US$	1,406
	Met Tower Global Funding	-	〃	-	US$	1,391	N/A	US$	1,391
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,388	N/A	US$	1,388
	Kilroy Realty, L.P.	-	〃	-	US$	1,384	N/A	US$	1,384
	PACCAR Financial Corp.	-	〃	-	US$	1,342	N/A	US$	1,342
	Entergy Arkansas, LLC	-	〃	-	US$	1,325	N/A	US$	1,325
	Ontario Teachers' Cadillac Fairview Properties Trust	-	〃	-	US$	1,314	N/A	US$	1,314
	Martin Marietta Materials, Inc.	-	〃	-	US$	1,312	N/A	US$	1,312
	State Of Tennessee	-	〃	-	US$	1,266	N/A	US$	1,266
	Lincoln National Corporation	-	〃	-	US$	1,198	N/A	US$	1,198
	PSEG Power LLC	-	〃	-	US$	1,183	N/A	US$	1,183
	State Street Corporation	-	〃	-	US$	1,182	N/A	US$	1,182
	Scottish Power Limited	-	〃	-	US$	1,154	N/A	US$	1,154
	The Curators of the University of Missouri	-	〃	-	US$	1,134	N/A	US$	1,134

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enterprise Products Operating LLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,130	N/A	US$	1,130
	Foxconn (Far East) Limited	-	〃	-	US$	1,127	N/A	US$	1,127
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,127	N/A	US$	1,127
	National Australia Bank Limited, New York Branch	-	〃	-	US$	1,103	N/A	US$	1,103
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	1,085	N/A	US$	1,085
	Brighthouse Financial Global Funding	-	〃	-	US$	1,079	N/A	US$	1,079
	BBVA Bancomer, S.A.	-	〃	-	US$	1,078	N/A	US$	1,078
	Kansas City Southern	-	〃	-	US$	1,073	N/A	US$	1,073
	DH Europe Finance II S.a.r.l.	-	〃	-	US$	1,045	N/A	US$	1,045
	Baltimore Gas and Electric Company	-	〃	-	US$	1,042	N/A	US$	1,042
	Entergy Mississippi, LLC	-	〃	-	US$	1,036	N/A	US$	1,036
	Loews Corporation	-	〃	-	US$	1,031	N/A	US$	1,031
	Denver City & County Housing Authority	-	〃	-	US$	1,029	N/A	US$	1,029
	MassMutual Global Funding II	-	〃	-	US$	1,028	N/A	US$	1,028
	Texas Eastern Transmission, LP	-	〃	-	US$	1,017	N/A	US$	1,017
	Kaiser Foundation Hospitals	-	〃	-	US$	1,016	N/A	US$	1,016
	Kinder Morgan, Inc.	-	〃	-	US$	1,007	N/A	US$	1,007
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	988	N/A	US$	988
	Board Of Regents State Of Iowa	-	〃	-	US$	980	N/A	US$	980
	Aflac Incorporated	-	〃	-	US$	962	N/A	US$	962
	Unilever Capital Corporation	-	〃	-	US$	943	N/A	US$	943
	QNB Finance Ltd.	-	〃	-	US$	942	N/A	US$	942
	Southern California Gas Company	-	〃	-	US$	937	N/A	US$	937
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	922	N/A	US$	922
	Mitsubishi HC Capital Inc.	-	〃	-	US$	916	N/A	US$	916
	Prudential Financial, Inc.	-	〃	-	US$	905	N/A	US$	905
	KeyBank National Association	-	〃	-	US$	875	N/A	US$	875
	Palm Beach County, Florida	-	〃	-	US$	853	N/A	US$	853
	The Walt Disney Company	-	〃	-	US$	830	N/A	US$	830
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	828	N/A	US$	828
	Niagara Mohawk Power Corporation	-	〃	-	US$	828	N/A	US$	828
	Aetna Inc.	-	〃	-	US$	823	N/A	US$	823
	Visa Inc.	-	〃	-	US$	820	N/A	US$	820
	Oregon Health & Science University	-	〃	-	US$	816	N/A	US$	816
	Crédit Agricole S.A.	-	〃	-	US$	802	N/A	US$	802
	Southern Power Company	-	〃	-	US$	798	N/A	US$	798
	MASCO CORP	-	〃	-	US$	777	N/A	US$	777
	Sky Limited	-	〃	-	US$	760	N/A	US$	760
	Canadian Natural Resources Limited	-	〃	-	US$	744	N/A	US$	744
	Warner Media, LLC	-	〃	-	US$	741	N/A	US$	741
	Hyundai Capital Services, Inc.	-	〃	-	US$	738	N/A	US$	738
	National Australia Bank Limited	-	〃	-	US$	730	N/A	US$	730
	Sodexo, Inc.	-	〃	-	US$	729	N/A	US$	729
	Sinopec Group Overseas Development (2017) Limited	-	〃	-	US$	712	N/A	US$	712
	Norsk Hydro ASA	-	〃	-	US$	705	N/A	US$	705
	Abbott Laboratories	-	〃	-	US$	684	N/A	US$	684
	Stryker Corporation	-	〃	-	US$	676	N/A	US$	676
	State Of Washington	-	〃	-	US$	658	N/A	US$	658
	Bell Canada, Inc.	-	〃	-	US$	651	N/A	US$	651

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Florida Hurricane Catastrophe Fund Finance Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	632	N/A	US$	632
	Republic Services, Inc.	-	〃	-	US$	632	N/A	US$	632
	Glencore Funding LLC	-	〃	-	US$	631	N/A	US$	631
	QUALCOMM Incorporated	-	〃	-	US$	625	N/A	US$	625
	UBS AG (LONDON BRANCH)	-	〃	-	US$	621	N/A	US$	621
	Intact U.S. Holdings Inc.	-	〃	-	US$	619	N/A	US$	619
	American Water Capital Corp.	-	〃	-	US$	618	N/A	US$	618
	Sinopec Group Overseas Development (2012) Ltd.	-	〃	-	US$	612	N/A	US$	612
	Ohio Power Company	-	〃	-	US$	600	N/A	US$	600
	Port of Morrow	-	〃	-	US$	600	N/A	US$	600
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	596	N/A	US$	596
	Arizona Public Service Company	-	〃	-	US$	589	N/A	US$	589
	Dormitory Authority of the State of New York	-	〃	-	US$	585	N/A	US$	585
	Duke Energy Progress, LLC	-	〃	-	US$	579	N/A	US$	579
	Shell International Finance B.V.	-	〃	-	US$	572	N/A	US$	572
	Fifth Third Bank, National Association	-	〃	-	US$	560	N/A	US$	560
	State of Hawaii	-	〃	-	US$	550	N/A	US$	550
	United Parcel Service, Inc.	-	〃	-	US$	547	N/A	US$	547
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	544	N/A	US$	544
	Simon Property Group, L.P.	-	〃	-	US$	516	N/A	US$	516
	TTX Company	-	〃	-	US$	514	N/A	US$	514
	Altria Group, Inc.	-	〃	-	US$	513	N/A	US$	513
	174 Power Global Corporation	-	〃	-	US$	507	N/A	US$	507
	Commonwealth Bank of Australia	-	〃	-	US$	502	N/A	US$	502
	DENSO Corporation	-	〃	-	US$	496	N/A	US$	496
	Brazos Higher Education Authority Inc	-	〃	-	US$	467	N/A	US$	467
	Target Corporation	-	〃	-	US$	443	N/A	US$	443
	University of Massachusetts Building Authority	-	〃	-	US$	433	N/A	US$	433
	MUFG Union Bank, National Association	-	〃	-	US$	433	N/A	US$	433
	PayPal Holdings, Inc.	-	〃	-	US$	433	N/A	US$	433
	Sierra Pacific Power Company	-	〃	-	US$	421	N/A	US$	421
	McKesson Corporation	-	〃	-	US$	421	N/A	US$	421
	Comerica Bank	-	〃	-	US$	420	N/A	US$	420
	Entergy Corporation	-	〃	-	US$	418	N/A	US$	418
	Banco del Estado de Chile	-	〃	-	US$	415	N/A	US$	415
	Komatsu Finance America, Inc.	-	〃	-	US$	407	N/A	US$	407
	Honeywell International Inc.	-	〃	-	US$	407	N/A	US$	407
	Duke Energy Corporation	-	〃	-	US$	400	N/A	US$	400
	The Norinchukin Bank	-	〃	-	US$	398	N/A	US$	398
	PepsiCo, Inc.	-	〃	-	US$	391	N/A	US$	391
	StanCorp Financial Group Inc.	-	〃	-	US$	378	N/A	US$	378
	Principal Financial Group, Inc.	-	〃	-	US$	364	N/A	US$	364
	First Republic Bank	-	〃	-	US$	357	N/A	US$	357
	Pernod Ricard SA	-	〃	-	US$	355	N/A	US$	355
	WEC Energy Group, Inc.	-	〃	-	US$	350	N/A	US$	350
	Coöperatieve Rabobank U.A., New York Branch	-	〃	-	US$	348	N/A	US$	348
	Amgen Inc.	-	〃	-	US$	339	N/A	US$	339
	Mid-America Apartments, L.P.	-	〃	-	US$	335	N/A	US$	335
	The Allstate Corporation	-	〃	-	US$	326	N/A	US$	326

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BP Capital Markets p.l.c.	-	Financial assets at fair value through other comprehensive income	-	US$	322	N/A	US$	322
	TotalEnergies Capital International	-	〃	-	US$	313	N/A	US$	313
	América Móvil, S.A.B. de C.V.	-	〃	-	US$	306	N/A	US$	306
	BOC Aviation (USA) Corporation	-	〃	-	US$	302	N/A	US$	302
	salesforce.com, inc.	-	〃	-	US$	301	N/A	US$	301
	Qatar Petroleum	-	〃	-	US$	298	N/A	US$	298
	Aon Corporation	-	〃	-	US$	296	N/A	US$	296
	Johnson Controls International plc	-	〃	-	US$	293	N/A	US$	293
	Mondelez International, Inc.	-	〃	-	US$	279	N/A	US$	279
	Starbucks Corporation	-	〃	-	US$	277	N/A	US$	277
	Southern Natural Gas Company, L.L.C.	-	〃	-	US$	275	N/A	US$	275
	Equitable Holdings, Inc.	-	〃	-	US$	256	N/A	US$	256
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	255	N/A	US$	255
	The Huntington National Bank	-	〃	-	US$	255	N/A	US$	255
	Capital One Bank (USA), National Association	-	〃	-	US$	251	N/A	US$	251
	E. I. du Pont de Nemours and Company	-	〃	-	US$	250	N/A	US$	250
	Waste Management, Inc.	-	〃	-	US$	245	N/A	US$	245
	Children's Hospital Of Orange County	-	〃	-	US$	221	N/A	US$	221
	Nasdaq, Inc.	-	〃	-	US$	220	N/A	US$	220
	The Pennsylvania State University	-	〃	-	US$	214	N/A	US$	214
	Deere & Company	-	〃	-	US$	212	N/A	US$	212
	Suncor Energy Inc.	-	〃	-	US$	207	N/A	US$	207
	Oregon Education Districts	-	〃	-	US$	205	N/A	US$	205
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	205	N/A	US$	205
	Saudi Arabian Oil Company	-	〃	-	US$	201	N/A	US$	201
	NongHyup Bank	-	〃	-	US$	200	N/A	US$	200
	San Francisco Public Utilities Commission	-	〃	-	US$	189	N/A	US$	189
	Nucor Corporation	-	〃	-	US$	185	N/A	US$	185
	Hoover Alabama Board Of Education	-	〃	-	US$	180	N/A	US$	180
	The New York State Urban Development Corporation	-	〃	-	US$	146	N/A	US$	146
	Electricité de France S.A.	-	〃	-	US$	109	N/A	US$	109
	Municipal Improvement Corporation of Los Angeles	-	〃	-	US$	80	N/A	US$	80
	Pima County, Arizona	-	〃	-	US$	80	N/A	US$	80
	State of Wisconsin	-	〃	-	US$	65	N/A	US$	65
	Huntington Beach California	-	〃	-	US$	50	N/A	US$	50
	City of Worcester, MA	-	〃	-	US$	30	N/A	US$	30
	Nueces County	-	〃	-	US$	25	N/A	US$	25
	Wells Fargo & Company	-	Financial assets at amortized cost	-	US$	30,460	N/A	US$	31,331
	Goldman Sachs Group Inc/The	-	〃	-	US$	14,950	N/A	US$	15,121
	JPMorgan Chase & Co.	-	〃	-	US$	10,060	N/A	US$	10,169

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	803,895	N/A	US$	803,895
	Emirate of Abu Dhabi	-	〃	-	US$	1,504	N/A	US$	1,504
	Qatar	-	〃	-	US$	1,368	N/A	US$	1,368

	Agency bonds/Agency mortgage-backed securities
	Federal National Mortgage Association	-	Financial assets at fair value through other comprehensive income	-	US$	644,930	N/A	US$	644,930
	Government National Mortgage Association	-	〃	-	US$	294,649	N/A	US$	294,649

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Federal Home Loan Mortgage Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	238,182	N/A	US$	238,182
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	-	〃	-	US$	36,599	N/A	US$	36,599

	Asset-backed securities
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	Financial assets at fair value through other comprehensive income	-	US$	10,529	N/A	US$	10,529
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	7,642	N/A	US$	7,642
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	7,070	N/A	US$	7,070
	Bank 2020-BNK26	-	〃	-	US$	7,033	N/A	US$	7,033
	Bank 2017-Bnk6	-	〃	-	US$	6,399	N/A	US$	6,399
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	6,374	N/A	US$	6,374
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	6,238	N/A	US$	6,238
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	5,828	N/A	US$	5,828
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,809	N/A	US$	5,809
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	5,625	N/A	US$	5,625
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,561	N/A	US$	5,561
	CSAIL 2018-CX11	-	〃	-	US$	5,504	N/A	US$	5,504
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,483	N/A	US$	5,483
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	5,392	N/A	US$	5,392
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,190	N/A	US$	5,190
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	5,022	N/A	US$	5,022
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	5,000	N/A	US$	5,000
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,962	N/A	US$	4,962
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,849	N/A	US$	4,849
	Msbam 2016-C29	-	〃	-	US$	4,691	N/A	US$	4,691
	Bank 2017 - BNK7	-	〃	-	US$	4,662	N/A	US$	4,662
	Bank 2019-Bnk22	-	〃	-	US$	4,248	N/A	US$	4,248
	JPMCC 2017-JP7	-	〃	-	US$	4,188	N/A	US$	4,188
	Bank 2019-Bnk17	-	〃	-	US$	4,163	N/A	US$	4,163
	BANK 2017-BNK5	-	〃	-	US$	4,161	N/A	US$	4,161
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	3,984	N/A	US$	3,984
	J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	3,710	N/A	US$	3,710
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	3,207	N/A	US$	3,207
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,207	N/A	US$	3,207
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	3,074	N/A	US$	3,074
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	3,009	N/A	US$	3,009
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	2,994	N/A	US$	2,994
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,991	N/A	US$	2,991
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,938	N/A	US$	2,938
	JPMDB 2017-C7	-	〃	-	US$	2,920	N/A	US$	2,920
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	2,887	N/A	US$	2,887
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,686	N/A	US$	2,686
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	2,651	N/A	US$	2,651
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,585	N/A	US$	2,585
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,520	N/A	US$	2,520
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,409	N/A	US$	2,409
	Bank 2021-bnk33	-	〃	-	US$	2,389	N/A	US$	2,389
	Dolp Trust 2021-NYC	-	〃	-	US$	2,335	N/A	US$	2,335
	Morgan Stanley Capital I Trust	-	〃	-	US$	2,316	N/A	US$	2,316

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Citigroup Commercial Mortgage Trust 2016-C3	-	Financial assets at fair value through other comprehensive income	-	US$	2,316	N/A	US$	2,316
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,292	N/A	US$	2,292
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	2,183	N/A	US$	2,183
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	2,126	N/A	US$	2,126
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,124	N/A	US$	2,124
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	2,106	N/A	US$	2,106
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,092	N/A	US$	2,092
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,073	N/A	US$	2,073
	Msbam 2016-C31	-	〃	-	US$	2,010	N/A	US$	2,010
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,748	N/A	US$	1,748
	Citigroup Commercial Mortgage Trust 2016-P5	-	〃	-	US$	1,675	N/A	US$	1,675
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,669	N/A	US$	1,669
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,594	N/A	US$	1,594
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,577	N/A	US$	1,577
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,537	N/A	US$	1,537
	BX Commercial Mortgage Trust 2018-IND	-	〃	-	US$	1,359	N/A	US$	1,359
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,336	N/A	US$	1,336
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,313	N/A	US$	1,313
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,301	N/A	US$	1,301
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	1,299	N/A	US$	1,299
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,298	N/A	US$	1,298
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	1,179	N/A	US$	1,179
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	1,148	N/A	US$	1,148
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	1,088	N/A	US$	1,088
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	1,080	N/A	US$	1,080
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	988	N/A	US$	988
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	973	N/A	US$	973
	Citigroup Commercial Mortgage Trust 2013-GCJ11	-	〃	-	US$	968	N/A	US$	968
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	938	N/A	US$	938
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	931	N/A	US$	931
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	924	N/A	US$	924
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	915	N/A	US$	915
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	913	N/A	US$	913
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	905	N/A	US$	905
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	830	N/A	US$	830
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	781	N/A	US$	781
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	745	N/A	US$	745
	Bbcms Mortgage Trust 2017-C1	-	〃	-	US$	724	N/A	US$	724
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	698	N/A	US$	698
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	668	N/A	US$	668
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	665	N/A	US$	665
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	634	N/A	US$	634
	Bank 2019-BNK23	-	〃	-	US$	625	N/A	US$	625
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	617	N/A	US$	617
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	616	N/A	US$	616
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	595	N/A	US$	595
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	576	N/A	US$	576
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	506	N/A	US$	506
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	480	N/A	US$	480

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	JPMCC 2015 - JP1	-	Financial assets at fair value through other comprehensive income	-	US$	413	N/A	US$	413
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	408	N/A	US$	408
	UBS Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	367	N/A	US$	367
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	320	N/A	US$	320
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	305	N/A	US$	305
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	241	N/A	US$	241
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	216	N/A	US$	216
	COMM 2015-DC1 Mortgage Trust	-	〃	-	US$	164	N/A	US$	164
	Bank 2020-BNK28	-	〃	-	US$	140	N/A	US$	140
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	122	N/A	US$	122
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	97	N/A	US$	97
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	36	N/A	US$	36
	Morgan Stanley Bank Of America Merrill Lynch Trust 2012-C5	-	〃	-	US$	33	N/A	US$	33
	Honda Auto Receivables 2020-2 Owner Trust	-	〃	-	US$	28	N/A	US$	28
	CD 2016-CD2 Mortgage Trust	-	〃	-	US$	16	N/A	US$	16
	Toyota Auto Receivables 2018-B Owner Trust	-	〃	-	US$	9	N/A	US$	9
	COMM 2014-CCRE15 Mortgage Trust	-	〃	-	US$	4	N/A	US$	4

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	101,255	4	US$	101,255

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	389	20	US$	389
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	1,019	US$	2,122	3	US$	2,122

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	2,142	-	US$	2,142
	Innovium, Inc.	-	〃	230	US$	1,863	-	US$	1,863
	Innovium, Inc.	-	〃	221	US$	1,793	-	US$	1,793
	CNEX Labs, Inc.	-	〃	24	US$	214	-	US$	214

EmergingFund	Non-publicly traded equity investments
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	861	US$	5,000	1	US$	5,000
	Astera Labs, Inc.	-	〃	1,487	US$	5,000	1	US$	5,000

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	VisEra Tech	Investments accounted for using equity method	19 institutional investors, including: GIC, Capital Group, Fidelity International, Cathay Life Insurance Co., Ltd., Fubon Life Insurance Co., Ltd., Yuanta Securities, KGI Securities and Securities and Futures Investors Protection Center etc.	-	253,120		$6,363,099	-		$-	39,501		$9,451,798		$1,045,516	Note 2		213,619		$6,142,094
	TSMC Arizona	〃	-	-	30	842,745		723	20,297,939		-	-		-		-		753	18,503,814

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	58,724	-	US$	24,882	-	US$	18,692	US$	18,526	US$	166	-	US$	63,674
	JPMorgan Chase & Co.	〃	-	-	-	US$	29,759	-	US$	16,303	-	US$	2,320	US$	2,303	US$	17	-	US$	43,083
	Citigroup Inc.	〃	-	-	-	US$	41,827	-	US$	10,939	-	US$	14,291	US$	14,120	US$	171	-	US$	37,797
	HSBC Holdings plc	〃	-	-	-	US$	16,113	-	US$	11,814	-	US$	3,508	US$	3,365	US$	143	-	US$	24,097
	Oracle Corporation	〃	-	-	-	US$	7,822	-	US$	13,979	-	US$	2,000	US$	2,000	US$	-	-	US$	19,931
	BNP Paribas SA	〃	-	-	-	US$	13,202	-	US$	11,559	-	US$	7,154	US$	6,882	US$	272	-	US$	17,317
	NTT Finance Corporation	〃	-	-	-	US$	-	-	US$	14,780	-	US$	1,941	US$	1,945	US$	(4)	-	US$	12,714
	Morgan Stanley	〃	-	-	-	US$	-	-	US$	12,035	-	US$	-	US$	-	US$	-	-	US$	12,063
	Verizon Communications Inc.	〃	-	-	-	US$	10,558	-	US$	16,617	-	US$	15,534	US$	15,440	US$	94	-	US$	11,633
	Morgan Stanley	〃	-	-	-	US$	23,053	-	US$	-	-	US$	11,390	US$	11,125	US$	265	-	US$	11,272
	AstraZeneca Finance LLC	〃	-	-	-	US$	-	-	US$	10,933	-	US$	-	US$	-	US$	-	-	US$	10,899
	Wells Fargo & Company	Financial assets at amortized cost	-	-	-	US$	180,487	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	30,460

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	JPMorgan Chase & Co.	Financial assets at amortized cost	-	-	-	US$	95,058	-	US$	-	-	US$	85,000	US$	85,000	US$	-	-	US$	10,060
	Citigroup Global Market Inc.	〃	-	-	-	US$	99,965	-	US$	-	-	US$	100,000	US$	100,000	US$	-	-	US$	-

	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	182,533	-	US$	1,035,081	-	US$	710,789	US$	713,651	US$	(2,862)	-	US$	500,205
	United States Department of The Treasury	〃	-	-	-	US$	287,012	-	US$	74,148	-	US$	73,800	US$	73,775	US$	25	-	US$	282,182
	United States Department of The Treasury	〃	-	-	-	US$	-	-	US$	49,806	-	US$	28,307	US$	28,302	US$	5	-	US$	21,508
	United States Department of The Treasury	〃	-	-	-	US$	3,073	-	US$	11,190	-	US$	14,389	US$	14,218	US$	171	-	US$	-

	Agency bonds/Agency mortgage-backed securities
	Government National Mortgage Association	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	302,380	-	US$	133,199	US$	133,548	US$	(349)	-	US$	167,806
	Federal National Mortgage Association	〃	-	-	-	US$	96,211	-	US$	321,047	-	US$	325,973	US$	327,882	US$	(1,909)	-	US$	88,109
	Federal National Mortgage Association	〃	-	-	-	US$	49,027	-	US$	1,067,214	-	US$	1,047,297	US$	1,047,645	US$	(348)	-	US$	67,868
	Federal National Mortgage Association	〃	-	-	-	US$	4,035	-	US$	691,072	-	US$	636,153	US$	635,445	US$	708	-	US$	59,234
	Government National Mortgage Association	〃	-	-	-	US$	17,896	-	US$	338,963	-	US$	309,103	US$	309,814	US$	(711)	-	US$	46,595
	Federal National Mortgage Association	〃	-	-	-	US$	56,510	-	US$	2,460	-	US$	12,353	US$	12,825	US$	(472)	-	US$	45,302
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	〃	-	-	-	US$	-	-	US$	47,464	-	US$	10,662	US$	10,651	US$	11	-	US$	36,599
	Federal National Mortgage Association	〃	-	-	-	US$	-	-	US$	281,478	-	US$	254,806	US$	254,719	US$	87	-	US$	26,731
	Federal National Mortgage Association	〃	-	-	-	US$	7,969	-	US$	211,777	-	US$	197,778	US$	198,147	US$	(369)	-	US$	21,412
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	84,563	-	US$	69,285	US$	69,347	US$	(62)	-	US$	15,017
	Government National Mortgage Association	〃	-	-	-	US$	9,795	-	US$	169,747	-	US$	168,830	US$	168,890	US$	(60)	-	US$	10,580
	Government National Mortgage Association	〃	-	-	-	US$	30,307	-	US$	38,746	-	US$	59,918	US$	60,811	US$	(893)	-	US$	7,846
	Federal National Mortgage Association	〃	-	-	-	US$	18,019	-	US$	-	-	US$	11,462	US$	11,078	US$	384	-	US$	6,276
	Government National Mortgage Association	〃	-	-	-	US$	14,244	-	US$	314,329	-	US$	322,753	US$	322,849	US$	(96)	-	US$	5,719
	Federal National Mortgage Association	〃	-	-	-	US$	18,997	-	US$	2,026	-	US$	14,999	US$	15,235	US$	(236)	-	US$	5,700
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	78,240	-	US$	73,765	US$	73,681	US$	84	-	US$	4,529
	Federal National Mortgage Association	〃	-	-	-	US$	24,084	-	US$	-	-	US$	19,681	US$	18,991	US$	690	-	US$	4,274

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Government National Mortgage Association	Financial assets at fair value through other comprehensive income	-	-	-	US$	27,389	-	US$	-	-	US$	22,955	US$	22,743	US$	212	-	US$	3,818
	Federal National Mortgage Association	〃	-	-	-	US$	23,776	-	US$	3,283	-	US$	23,445	US$	23,032	US$	413	-	US$	3,444
	Government National Mortgage Association	〃	-	-	-	US$	24,481	-	US$	-	-	US$	20,555	US$	20,128	US$	427	-	US$	3,401
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	20,247	-	US$	23,181	-	US$	40,162	US$	40,121	US$	41	-	US$	3,106
	Federal National Mortgage Association	〃	-	-	-	US$	19,673	-	US$	141,101	-	US$	158,589	US$	158,532	US$	57	-	US$	2,229
	Government National Mortgage Association	〃	-	-	-	US$	1,067	-	US$	21,365	-	US$	20,609	US$	20,627	US$	(18)	-	US$	1,801
	Government National Mortgage Association	〃	-	-	-	US$	5,381	-	US$	43,351	-	US$	48,190	US$	48,193	US$	(3)	-	US$	533
	Federal National Mortgage Association	〃	-	-	-	US$	21,409	-	US$	160,214	-	US$	181,298	US$	181,274	US$	24	-	US$	322
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	145,065	-	US$	145,122	US$	145,065	US$	57	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	31,980	-	US$	171,131	-	US$	202,799	US$	202,880	US$	(81)	-	US$	-
	Government National Mortgage Association	〃	-	-	-	US$	199,835	-	US$	82,010	-	US$	278,349	US$	280,290	US$	(1,941)	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	8,394	-	US$	89,440	-	US$	97,826	US$	97,829	US$	(3)	-	US$	-
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	〃	-	-	-	US$	-	-	US$	97,498	-	US$	97,545	US$	97,498	US$	47	-	US$	-
	Government National Mortgage Association	〃	-	-	-	US$	18,900	-	US$	121,784	-	US$	140,660	US$	140,610	US$	50	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	11,872	-	US$	-	-	US$	11,654	US$	11,120	US$	534	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	5,253	-	US$	11,906	-	US$	17,015	US$	17,228	US$	(213)	-	US$	-

Note 1:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment

Note 2:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMPER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 09, 2021 (Note)	$52,100,000 (Note)	Based on the terms in the purchase order	85 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
National Institute of Advanced Industrial Science & Technology

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	April 22, 2021 (Note)	$9,500,000 (Note)	Based on the terms in the purchase order	70 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
J. Cypress Co., Ltd.
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Taiwan Puritic Corp.
Uangyih-Tech Industrial Co., Ltd.
United Integrated Services Co., Ltd.
	Real estate	June 09, 2021 (Note)	54,500,000 (Note)	Based on the terms in the purchase order	101 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	August 10, 2021 (Note)	$168,000,000 (Note)	Based on the terms in the purchase order	100 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Enterprise Software Inc.
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allied Supreme Corp.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
CTCI Corporation
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Johnson Controls, Inc.
Jusun Instruments Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
OBR Cooling Towers, Inc.
Okland Construction Company, Inc.
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Propersys Corp.
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiwan Valqua Engineering International, Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

Note:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$751,970,294	66	Net 30 days from invoice date (Note)	-	(Note)		$134,483,131	77
	GUC	Associate	Sales		3,928,195	-	Net 30 days from the end of the month of when invoice is issued	-	-		595,876	-
	TSMC Nanjing	Subsidiary	Purchases		19,504,043	22	Net 30 days from the end of the month of when invoice is issued	-	-		(1,854,832)	4
	TSMC China	Subsidiary	Purchases		15,735,716	17	Net 30 days from the end of the month of when invoice is issued	-	-		(1,752,627)	4
	WaferTech	Indirect subsidiary	Purchases		5,661,994	6	Net 30 days from the end of the month of when invoice is issued	-	-		(595,852)	1
	SSMC	Associate	Purchases		2,921,637	3	Net 30 days from the end of the month of when invoice is issued	-	-		(419,846)	1
	VIS	Associate	Purchases		2,799,317	3	Net 30 days from the end of the month of when invoice is issued	-	-		(305,298)	1

TSMC North America	GUC	Associate of TSMC	Sales		1,353,249	-	Net 30 days from invoice date	-	-		82,191	-
				(US$	48,376)					(US$	2,950)

VisEra Tech	Xintec	Associate of TSMC	Sales		588,239	9	Net 60 days from the end of the month of when invoice is issued	-	-		181,077	11

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$137,787,407	43	$-	-	$-	$-
	TSMC Nanjing	Subsidiary		212,661	Note 2	-	-	-	-
	GUC	Associate		595,876	32	-	-	-	-

TSMC 3DIC	TSMC	Parent company		185,593	Note 2	-	-	-	-
			(JPY	742,670)

TSMC China	TSMC Nanjing	The same parent company		24,156,541	Note 2	-	-	-	-
			(RMB	5,602,686)
	TSMC	Parent company		1,752,627	30	-	-	-	-
			(RMB	406,493)

TSMC Nanjing	TSMC	Parent company		1,854,832	26	-	-	-	-
			(RMB	430,198)

VisEra Tech	Xintec	Associate of TSMC		181,077	86	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	320,051 11,486)	Note 2	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	595,852 21,384)	31	-	-	-	-
	TSMC Development	Parent company		105,691	Note 2	-	-	-	-
			(US$	3,793)

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$751,970,294	-	65%
				Receivables from related parties	134,483,131	-	4%
				Other receivables from related parties	3,304,276	-	-
				Accrued expenses and other current liabilities	8,049,910	-	-
				Other noncurrent liabilities	75,709,274	-	2%
		TSMC Japan	1	Marketing expenses - commission	171,413	-	-
		TSMC JDC	1	Research and development expenses	261,087	-	-
		TSMC 3DIC	1	Research and development expenses	187,131	-	-
		TSMC Europe	1	Marketing expenses - commission	352,884	-	-
		TSMC China	1	Purchases	15,735,716	-	1%
				Marketing expenses - commission	195,303	-	-
				Payables to related parties	1,752,627	-	-
		TSMC Nanjing	1	Purchases	19,504,043	-	2%
				Payables to related parties	1,854,832	-	-
		TSMC Canada	1	Research and development expenses	227,409	-	-
		TSMC Technology	1	Research and development expenses	2,110,316	-	-
				Payables to related parties	320,051	-	-
		WaferTech	1	Purchases	5,661,994	-	-
				Payables to related parties	595,852	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	24,156,541	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties.  For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2021				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2021 (Foreign Currencies in Thousands)		December 31, 2020 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$378,722,890	$1,247,547			$1,247,547	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		53,793,566	1,305,382			1,305,382	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		21,153,537		855,599	753	100		18,503,814	(2,474,086)			(2,474,086)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		9,623,603	8,103,749			2,291,311	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		6,604,176	1,937,154			751,422	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		5,005,171	213,619	73		6,142,094	1,645,161			1,253,107	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,789,407	260,501			260,501	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,860,422	1,424,494			584,503	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,343,198	945,175			329,289	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		520,615	16,645			16,645	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		302,560	15	100		378,267	11,009			11,009	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		278,986		-	11	100		330,689	54,058			54,058	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		298,618		-	-	99.9		290,103	(8,081)			(8,073)	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,321,594		1,318,846	-	98		253,714	(7,079)			(6,938)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		137,414	4,997			4,997	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		90,938	(369)			(362)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		40,122	1,717			1,717	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	16,354,463 586,939)	(US$	16,354,463 586,939)	-	100	(US$	30,335,367 1,088,694)	(US$	1,090,231 38,976)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		397,954		397,954	-	100		802,124	39,443			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	28,787)	(US$	1,403)
	TSMC Canada	Ontario, Canada	Engineering support activities		64,087		64,087	2,300	100		274,421	19,649			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	9,849)	(US$	703)
VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		72,551		69,765	-	100		170,147	(859)			Note2	Subsidiary
				(US$	2,604)	(US$	2,504)			(US$	6,106)	(US$	(31))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	44,397 1,593)	(US$	44,397 1,593)	4,693	28	(US$	23,776 853)	(US$	(15,545 (552	) ))	Note2	Associate
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	(US$	5,607,782 201,255)	(US$	1,039,101 37,149)		Note2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2021 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2021 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of September 30, 2021	Accumulated Inward Remittance of Earnings as of September 30, 2021
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$6,149,138	100%	$6,209,867 (Note2)	$70,673,347	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	8,507,377	100%	8,502,177 (Note2)	42,149,551	-

Accumulated Investment in Mainland China as of September 30, 2021 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,246,992,186 (Note3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

SEPTEMBER 30, 2021

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,321,441,383	20.52%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.